24 August 2021 PureTech Health plc – Half-Year Report Strong capital base and cash runway expected into the first quarter of 2025, with PureTech level cash and cash equivalents of $409.7 million1 and consolidated cash and cash equivalents of $439.8 million2 as of June 30, 2021 Continued advancement of PureTech’s Wholly Owned Programs, with two Phase 2 and four Phase 1 clinical trials underway and key preclinical data published in peer-reviewed journals for two of PureTech’s four lymphatic and inflammation platforms Significant developments across the Founded Entities, Vor’s Nasdaq listing, Gelesis’ merger agreement with Capstar SPAC to become publicly-traded, Karuna’s progress with its Phase 3 program for KarXT in schizophrenia and Akili’s scaled U.S. commercialization of EndeavorRx® Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) today announces its half- yearly results for the six months ended June 30, 2021. PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech's Founded Entities3, is comprised of 25 therapeutics and therapeutic candidates, including 15 that are clinical stage and two that have received both U.S. Food and Drug Administration (FDA) clearance and European marketing authorization. The following information will be filed on Form 6-K with the United States Securities and Exchange Commission and is also available at https://investors.puretechhealth.com/financials- filings/reports. 1. PureTech Level Cash and Cash equivalents as of June 30, 2021 represent cash and cash equivalents held at PureTech Health plc and its wholly-owned subsidiaries only. Please refer to the Financial Review section of this report for additional detail. 2. Consolidated Cash and cash equivalents as of June 30, 2021 represent cash and cash equivalents of $439.8 million as shown on the Consolidated Statements of Financial Position. 3. While PureTech maintains ownership of equity interests in its Founded Entities, the Company does not, in all cases, maintain control over these entities (by virtue of (i) majority voting control and (ii) the right to elect representation to the entities’ boards of directors) or direct the management and development efforts for these entities. Consequently, not all such entities are consolidated in the Company’s financial statements. Where PureTech maintains control, the entity is referred to as a Controlled Founded Entity in this report and is consolidated in the financial statements. Where PureTech does not maintain control, the entity is referred to as a Non- Controlled Founded Entity in this report and is not consolidated in the Company’s financial statements. As of June 30, 2021, PureTech’s Controlled Founded Entities included Follica Incorporated, Vedanta Biosciences, Inc., Sonde Health, Inc. and Entrega, Inc., and PureTech’s Non-Controlled Founded Entities included Gelesis, Inc., Karuna Therapeutics, Inc., Akili Interactive Labs, Inc. and Vor Biopharma Inc. Relevant ownership interests for Founded Entities were calculated on a diluted basis (as opposed to a voting basis) as of June 30, 2021, including outstanding shares, options and warrants, but excluding unallocated shares authorized to be issued pursuant to equity incentive plans. Vedanta ownership was calculated on a diluted basis as of July 16, 2021. For each of Karuna and Vor, ownership was calculated on an outstanding voting share basis as of June 30, 2021. Webcast and conference call details Members of the PureTech management team will host a conference call at 9:00am EDT / 2:00pm BST today, August 24, 2021, to discuss these results. A live webcast and presentation slides will be available on the investors section of PureTech’s website under the Events and Presentations tab. To join by phone, please dial: Exhibit 99.1

United Kingdom: 0800 640 6441 United Kingdom (Local): 020 3936 2999 United States: 1 855 9796 654 United States (Local): 1 646 664 1960 All other locations: +44 20 3936 2999 Access code: 499281 For those unable to listen to the call live, a replay will be available on the PureTech website. Commenting on PureTech’s half-yearly results, Daphne Zohar, Founder and Chief Executive Officer of PureTech, said: “This has been another strong period for PureTech. We have made exciting clinical progress across both our Wholly Owned Pipeline and our Founded Entities, and substantial financial momentum leaves us in an excellent position to continue delivering on our promise to patients and to creating value for shareholders. “Our Wholly Owned Programs have rapidly accelerated and grown, with six therapeutic candidates now in development to potentially address serious patient needs. LYT-100 is being evaluated in two ongoing Phase 2 clinical trials in Long COVID and breast cancer-related lymphedema, and we have also initiated three additional Phase 1 clinical trials to further inform the development of LYT-100 in these indications as well as in idiopathic pulmonary fibrosis (IPF). We look forward to sharing our potentially registration- enabling development plans in IPF in the fourth quarter of this year following discussion with the FDA and other regulatory bodies. Additionally, the Phase 1 portion of a Phase 1/2 trial of LYT-200 for the potential treatment of difficult-to-treat solid tumors is expected to read out in the fourth quarter of this year, and – pending the results – a Phase 2 trial is planned to evaluate LYT-200 both alone and in combination with BeiGene’s tislelizumab or chemotherapy. “Our Founded Entities have also had a productive period. Gelesis’ merger agreement with Capstar Special Purpose Acquisition Corp., upon completion, will make it the third of PureTech’s Founded Entities to become publicly traded. Along with Vor (Nasdaq:VOR) and Karuna (Nasdaq:KRTX), these three entities will have a combined value of over $5.4 billion as of June 30th, including the expected valuation of Gelesis following the completion of its Capstar merger. In addition to our equity holdings across all of our Founded Entities, we are also due royalties on potential product sales from Gelesis, Karuna and Follica. Royalties due to us from each of those programs could potentially be worth as much as - or more than - our equity in each program, depending on the extent of future product sales. “Our pioneering hub and spoke model of developing new medicines has yielded 25 therapeutics and therapeutic candidates to date with clinical development success rates that significantly outperformed biopharma industry averages. The common theme underlying all of these programs has been to start with a tremendous patient need and to identify or invent a solution based on signals of human efficacy and clinically validated biology. In many cases, this approach has enabled us to advance a new candidate with a significantly de-risked profile, resulting in what we believe are differentiated treatments for devastating diseases. “I remain proud of and energized by the progress our team has made this year, and I look forward to the many milestones ahead throughout the remainder of 2021 and into 2022. “ Operational Highlights Wholly Owned Programs4

PureTech’s team, network and insights and expertise in the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis have enabled the rapid advancement and growth of the Company’s Wholly Owned Programs. Focused on the lymphatic system and related immunological and inflammatory disorders, PureTech’s Wholly Owned Pipeline currently consists of six therapeutic candidates including: • LYT-100 (deupirfenidone), a clinical therapeutic candidate that the Company is pursuing for inflammatory and fibrotic conditions and disorders of lymphatic flow; • LYT-200, a clinical therapeutic candidate targeting a foundational immunosuppressor, galectin-9, that the Company is developing for the potential treatment of a range of cancer indications; • LYT-210, a preclinical therapeutic candidate targeting immunomodulatory gamma delta-1 T cells that the Company is developing for a range of cancer indications; • LYT-300 (oral allopregnanolone), a preclinical therapeutic candidate derived from PureTech’s GlyphTM platform that the Company is developing for a range of neurological and neuropsychological conditions; • LYT-500, a preclinical, orally-administered therapeutic candidate derived from PureTech’s AlivioTM platform that the Company is developing for inflammatory bowel disease (IBD); and • LYT-503/IMB-150, a preclinical therapeutic candidate derived from PureTech’s Alivio platform that is being advanced in collaboration with Imbrium Therapeutics as a potential non-opioid treatment for interstitial cystitis or bladder pain syndrome (IC/BPS). PureTech’s Wholly Owned Programs also include four lymphatic and inflammation platforms: Glyph – a synthetic lymphatic targeting chemistry platform – and OrasomeTM – an oral biotherapeutics platform – both of which leverage the absorption of dietary lipids to traffic therapeutics via the lymphatic system, Alivio – an inflammation-targeting immunomodulation platform for the potential treatment of a range of chronic and acute inflammatory disorders – and a meningeal lymphatics research program to develop potential treatments for neurodegenerative and neuroinflammatory diseases. Key developments and progress during the period across PureTech’s Wholly Owned Programs include: • In the first half of 2021, PureTech progressed two ongoing Phase 2 clinical trials of LYT-100 including 1) a global, randomized, double-blind, placebo-controlled Phase 2 trial to evaluate the efficacy, safety and tolerability of LYT-100-COV in adults with Long COVID5 respiratory complications and related sequelae. Topline results from this trial are expected by the end of 2021, and 2) a Phase 2a proof-of-concept study of LYT-100-LYMPH in patients with breast cancer-related, upper limb secondary lymphedema. Topline results from this trial are expected in 2022. • PureTech has also initiated a three-month, open-label extension of the LYT-100-COV Phase 2 trial in adults with Long COVID respiratory complications and related sequelae who completed the first portion of the trial. The primary endpoint of the extension trial is to assess the longer-term safety and tolerability of LYT-100-COV through up to 182 days of treatment. • In the first half of 2021, PureTech initiated three additional Phase 1 clinical trials of LYT-100 to explore further the pharmacokinetic (PK), dosing and tolerability in healthy volunteers. One of these trials is an extension of the previously completed multiple ascending dose (MAD) study of LYT-100 and is designed to determine the maximum tolerated dose of LYT-100 in healthy volunteers. Results from these trials are anticipated in the fourth quarter of 2021 and are expected to provide additional data to inform future clinical development of LYT-100 across multiple indications. • In April 2021, PureTech announced the formation of its Clinical Advisory Board for IPF and other progressive fibrosing interstitial lung diseases (PF-ILDs). Comprised of physicians and researchers with deep expertise in the clinical development of novel therapies in PF-ILDs, the Clinical Advisory Board will work closely with PureTech as it advances LYT-100-ILD. PureTech is planning the trial design that will potentially enable registration of LYT-100-ILD for the treatment of IPF and potentially other PF-ILDs. PureTech expects to provide additional guidance in the fourth quarter of 2021, following discussion with regulatory agencies and which may also be informed by additional ongoing Phase 1 studies of LYT- 100. • In the August 2021 post-period, PureTech presented the results of the Phase 1 multiple ascending dose and food effect study of LYT-100 at the virtual European Respiratory Society International Congress. • In the July 2021 post-period, PureTech announced a clinical trial and supply agreement with an affiliate of BeiGene, Ltd. to evaluate BeiGene’s tislelizumab, an anti-PD-1 monoclonal antibody, in combination with PureTech’s LYT-200, an investigational monoclonal antibody (mAb) targeting galectin-9, for the potential treatment of difficult-to-treat solid tumors that are associated with poor survival rates. Under the terms of the agreement, PureTech will maintain control of the LYT-200 program, including global R&D and commercial rights, and BeiGene has agreed to supply tislelizumab for use in combination with LYT-200 for the planned study. LYT-200 is currently being evaluated as a single agent in the Phase 1 portion of a Phase 1/2 clinical trial. The primary objective of the Phase 1 portion of the trial is to assess the safety and tolerability of escalating doses of LYT-200 to identify a dose to carry forward into the Phase 2 portion of the trial. The Phase 1 portion will also assess the PK and pharmacodynamic (PD) profiles of LYT-200. Results from the Phase 1 portion of the study are anticipated in the fourth quarter of 2021. Pending these results, PureTech intends to initiate the Phase 2 expansion cohort portion of the trial, which is designed to evaluate LYT-200 both alone and in combination with BeiGene’s tislelizumab or chemotherapy. • In the first half of 2021, PureTech continued to advance LYT-300, its most advanced Glyph candidate, towards the clinic. LYT-300 is an oral form of allopregnanolone, an IV version of which is approved by the FDA and administered over 60 hours, and PureTech believes LYT-300 may be applicable to a range of neurological and neuropsychological conditions. PureTech expects to initiate a clinical trial of LYT- 300 by the end of 2021. The initial objective of the clinical program is to characterize the safety, tolerability and PK of orally administered LYT-300 in a Phase 1 clinical trial in healthy volunteers. This study may also explore the impact of LYT-300 on ß-EEG, a marker of GABAA target engagement. Data from this study will be used to define a potential range of future studies and planned indications. • In February 2021, a preclinical proof-of-concept study for the Glyph technology was published in the Journal of Controlled Release. The results demonstrate the ability of this platform to directly target gut lymphatics with an orally dosed small molecule immunomodulator. • In June 2021, PureTech announced its acquisition of the remaining 22 percent of shares outstanding in its Founded Entity, Alivio Therapeutics (Alivio). Alivio’s therapeutic candidates, in development for inflammatory disorders including IBD, have been integrated into PureTech’s Wholly Owned Pipeline, and the underlying Alivio technology platform, which is designed to enable inflammation-targeted immunomodulation for the potential treatment of a range of chronic and acute inflammatory disorders, and related undisclosed anti-inflammatory candidates, have been added to PureTech’s discovery programs. The lead candidate from within the Alivio technology platform is LYT-500, which is a preclinical, orally-administered therapeutic candidate in development for IBD. PureTech expects preclinical proof-of-concept data for LYT-500 in the first half of 2022. • In the August 2021 post-period, PureTech announced that Imbrium exercised a license option under the companies’ research and development collaboration agreement to develop PureTech’s LYT- 503/IMB-150 for the potential treatment of IC/BPS. In connection with the option exercise, PureTech received an upfront payment of $6.5 million and is eligible to receive up to $53 million in additional development milestone payments for this program as well as royalties on product sales. An IND application for LYT-503/IMB-150 is planned to be filed in early 2022. • In April 2021, PureTech announced the publication of preclinical research in Nature around its meningeal lymphatics research program, suggesting that restoring lymphatic flow in the brain, either alone or in combination with passive immunotherapies such as antibodies directed at amyloid beta, has the potential to address a range of neurodegenerative diseases including Alzheimer's and Parkinson's diseases and the associated neuroinflammation. The work also uncovered a link between dysfunctional meningeal lymphatics and damaging microglia activation in Alzheimer's disease, which potentially impairs the efficacy of passive immunotherapies such as amyloid beta-targeting antibodies. This suggests another route by which restoring healthy drainage patterns could improve clinical outcomes. • In the first half of 2021, PureTech also progressed its Orasome technology platform, which is a novel programmable and scalable approach for the oral administration of nucleic acids and other biologics. Preclinical proof-of-concept data is expected in 2021. • In the August 2021 post-period, PureTech announced the appointment of Julie Krop, M.D., as Chief Medical Officer. Dr. Krop will oversee all clinical development, regulatory, CMC, and medical affairs for the Company’s advancing Wholly Owned Pipeline. 4. References in this report to “Wholly Owned Programs” refer to the Company’s six therapeutic candidates (LYT-100, LYT-200, LYT-210, LYT-300, LYT-500 and LYT-503/IMB-150), four lymphatic and inflammation platforms and potential future therapeutic candidates and platforms that the Company may develop or obtain. References to “Wholly Owned Pipeline” refer to LYT-100, LYT-200, LYT-210, LYT- 300, LYT-500 and LYT-503/IMB-150. On July 23, 2021, Imbrium Therapeutics exercised its option to license LYT-503/IMB-150 pursuant to which it is responsible for all future development activities and funding for LYT-503/IMB-150. 5. Long COVID is a term being used to describe the emerging and persistent complications following the resolution of COVID-19 infection, also known as post-acute COVID-19 syndrome (PACS). Founded Entities In 2021, PureTech’s Founded Entities have made significant progress advancing 19 therapeutics and therapeutic candidates, of which two have been cleared for marketing by the FDA and granted marketing authorization in the European Economic Area (EEA), and 13 are clinical stage. PureTech’s Founded Entities have also made significant progress during the period, including: Founded Entities in which PureTech has a controlling interest or the right to receive royalties, in order of development stage • Gelesis, Inc. (PureTech’s ownership as of June 30, 2021 was 19.2%. PureTech’s ownership will be updated following completion of the Capstar merger announced in the July 2021 post-period. PureTech also has a right to royalty payments as a percentage of net sales.) − In the July 2021 post-period, Gelesis and Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (Capstar) a special purpose acquisition company sponsored by affiliates of Capstar Partners, LLC and certain private funds managed by PIMCO announced that they have entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on the New York Stock Exchange (NYSE) under the symbol “GLS.” The transaction is expected to close in the fourth quarter of 2021, subject to the satisfaction of certain closing conditions. − In the first half of 2021, Gelesis made progress towards the full U.S. commercial launch of Plenity®6 in the second half of 2021. Gelesis also plans to seek FDA input on the requirements for potentially expanding the Plenity label for treating adolescents. − In May 2021, Gelesis presented a scientific poster at the American Association of Clinical Endocrinology (AACE) 2021 Annual Virtual Meeting. The post-hoc analysis showed that treatment for weight management with Plenity decreased a marker for liver fibrosis (the NAFLD fibrosis score) compared to placebo. − In April 2021, Gelesis announced the appointment of marketing executive Jane Wildman to its Board of Directors. Ms. Wildman has extensive experience as a board member, President and

Chief Marketing Officer across Fortune-25, mid-sized and start-up companies, including having spent over 25 years at Procter & Gamble. • Karuna Therapeutics, Inc. (PureTech ownership: 8.1%; PureTech also has a right to royalty payments as a percentage of net sales) − In the August 2021 post-period, Karuna announced all Phase 3 trials in the EMERGENT clinical program evaluating KarXT (xanomeline-trospium) for the treatment of psychosis in adults with schizophrenia are enrolling. Karuna anticipates reporting topline data from the Phase 3 EMERGENT-2 trial in mid-2022. − In the August 2021 post-period, Karuna also announced it is on track to initiate the Phase 3 ARISE trial evaluating the safety and efficacy of KarXT compared to placebo as an adjunctive treatment in adults with schizophrenia who have an inadequate response to their current antipsychotic therapy in the second half of 2021. − In June 2021, Karuna announced data from its completed Phase 1b trial evaluating the safety and tolerability of KarXT in healthy elderly volunteers, which followed a preliminary analysis of data from the first two cohorts in the trial announced earlier this year. The results suggest that KarXT can be administered to elderly volunteers at doses which achieve xanomeline blood levels similar to those reported in the Phase 2 EMERGENT-1 trial in adults with schizophrenia while maintaining a favorable tolerability profile. Data from the trial also suggest that a lower dose ratio of trospium to xanomeline, compared to the ratios used in Phase 1 trials in healthy adult volunteers and in the Phase 2 EMERGENT-1 trial evaluating KarXT in adults with schizophrenia, was better tolerated by healthy elderly volunteers. Karuna plans to initiate a Phase 2 trial evaluating KarXT in dementia-related psychosis in the first half of 2022. − In March 2021, Karuna completed a follow-on public offering of its common stock, from which it received gross proceeds of $269.8 million, before deducting the underwriting discounts and commissions and other estimated offering expenses. − In February 2021, Karuna announced that results from the EMERGENT-1 Phase 2 clinical trial evaluating KarXT for the treatment of schizophrenia were published in the New England Journal of Medicine (NEJM). − In February 2021, PureTech sold one million shares of Karuna common stock for cash consideration of approximately $118 million. • Follica, Incorporated (PureTech ownership: 76.0%. PureTech also has a right to royalty payments as a percentage of net sales) − In January 2021, Follica announced the appointment of two leaders in aesthetic medicine and dermatology to its Board of Directors. Tom Wiggans, former CEO of Dermira, joined as Executive Chairman with over 30 years of experience leading biopharmaceutical companies from the start- up stage to global commercialization, and Michael Davin, former CEO of Cynosure, joined as an Independent Director with over 30 years of experience in the medical device industry. • Vedanta Biosciences, Inc. (PureTech ownership: 41.4%) − In June 2021, Vedanta presented additional results from a Phase 1 study in healthy volunteers of VE202, Vedanta’s 16-strain defined bacterial consortium candidate for IBD, at the International Human Microbiome Consortium Congress 2021 (IHMC). The data summarized the long-term safety and colonization dynamics of the 16-strain version of VE202 in 31 healthy volunteers. Vedanta plans to move this consortium forward to a Phase 2 study in patients with mild to moderate ulcerative colitis in the second half of 2021. The study will be partially funded with proceeds from a $25 million investment from Pfizer, as part of the Pfizer Breakthrough Growth Initiative, which was announced in January 2021.

− In the July 2021 post-period, Vedanta announced the closing of a $68 million Series D financing and provided a pipeline update. As part of the announcement, Vedanta stated it is nearing completion of Stage 1 of an open-label Phase 1 study to evaluate the safety and initial clinical activity of VE800 in combination with Bristol Myers Squibb’s Opdivo® (nivolumab) in 54 patients across select types of advanced or metastatic cancers. To date, VE800 has demonstrated an acceptable safety and tolerability profile, though the observed response rates did not meet the prespecified criteria to expand into the next stage of the study. Vedanta plans to present the results at a future medical conference and will continue work to identify cancer settings and patient populations that might benefit from microbiome manipulation with its defined bacterial consortia. − In February 2021, Vedanta announced the appointment of Mark Mullikin as Chief Financial Officer. Mr. Mullikin brings 25 years of experience raising and deploying capital for life sciences companies, and most recently held leadership roles in finance and investor relations at publicly- traded Editas Medicine and Novartis. • Sonde Health, Inc. (PureTech ownership: 44.6%) − In the July 2021 post-period, Sonde announced that it will collaborate with leading chipmaker Qualcomm Technologies, Inc. (Qualcomm) to optimize use of Sonde’s vocal biomarker technology on the flagship and high-tier Qualcomm® Snapdragon™ 888 and 778G 5G Mobile Platforms to help bring native, machine learning-driven vocal biomarker capabilities to mobile and IoT devices globally. The optimization has the potential to unlock several native health screening and monitoring applications on up to the hundreds of millions of mobile devices that use these Snapdragon mobile platforms. • Entrega, Inc. (PureTech ownership: 72.9%) − Entrega continued to advance its platform for the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. As part of its collaboration with Eli Lilly, Entrega has continued to investigate the application of its peptide administration technology to certain Eli Lilly therapeutic candidates. The partnership has been extended into 2021. Founded Entities in which PureTech has an equity interest, in order of development stage: • Akili Interactive Labs, Inc. (PureTech ownership: 23.4%) − In May 2021, Akili announced the closing of a $160 million combined equity and debt financing. With the completion of the oversubscribed Series D financing, the funding is expected to accelerate commercialization of EndeavorRx7, enable expansion of core technologies to treat acute and chronic cognitive disorders and drive further research and development of potential new digital therapeutics. − In April 2021, Akili announced collaborations with Weill Cornell Medicine, New York-Presbyterian Hospital and Vanderbilt University Medical Center to evaluate Akili digital therapeutic AKL-T01 as a treatment for patients with cognitive dysfunction following COVID-19 (also known as “COVID brain fog”). Under each collaboration, Akili will work with research teams at each institution to conduct two separate randomized, controlled clinical studies evaluating AKL-T01’s ability to target and improve cognitive functioning in COVID-19 survivors who have exhibited a deficit in cognition. − In March 2021, Akili announced the publication of full data from a multi-site open-label study (the STARS Adjunct study) evaluating the impact of EndeavorRx (AKL-T01) on symptoms and functional impairments in children with attention-deficit/hyperactivity disorder (ADHD). Statistically significant improvement was demonstrated in all predetermined endpoints of the study, which included parent and clinician ratings of children’s ADHD symptoms and related impairments in daily life. The results have been published in the international peer-reviewed journal, Nature Digital Medicine. − In the July 2021 post-period, Akili introduced new gaming features and functionalities to its EndeavorRx treatment. Akili is releasing these new gameplay features as it expands its go-to market approach to bring EndeavorRx to families and healthcare professionals at scale. − In the August 2021 post-period, Akili and Australian digital health company TALi® (ASX:TD1), completed an agreement for Akili to license TALi's technology designed to address early childhood attention impairments. The companies plan to work together to execute clinical trials of the TALi technology in pediatric ADHD in the United States and pursue FDA regulatory clearance. Under the terms of the agreement, Akili will lead potential U.S. commercialization and roll-out. • Vor Biopharma Inc. (PureTech ownership: 8.6%) − In February 2021, Vor announced the pricing of its initial public offering of common stock on the Nasdaq Global Market under the symbol “VOR”. The aggregate gross proceeds to Vor from the offering were approximately $203.4 million, before deducting the underwriting discounts and commissions and other offering expenses payable by Vor. − In January 2021, Vor announced that the FDA had accepted Vor’s investigational new drug application (IND) application for VOR33. − In June 2021, Vor announced it has entered into a multi-year strategic collaboration and license agreement with Abound Bio to research both single- and multi-targeted CAR-T treatments to be used in combination with Vor’s engineered HSC (eHSC) platform, with the goal of generating novel treatment systems for patients fighting acute myeloid leukemia (AML) and other devastating forms of blood cancer. − In June 2021, Vor announced the appointment of Matthew R. Patterson as Chairman of its Board of Directors. − In the July 2021 post-period, Vor announced the formation of a collaboration with Janssen Biotech, Inc. (Janssen), one of the Janssen Pharmaceutical Companies of Johnson & Johnson. The agreement was facilitated by Johnson & Johnson Innovation. Under the terms of the collaboration, Vor will investigate the combination of these two technologies into a treatment solution, pairing Vor’s “invisible” eHSC transplant platform with one of Janssen’s bi-specific antibodies in development for AML. The collaboration agreement provides that each company retains all rights and ownership to their respective programs and platforms. − In the August 2021 post-period, Vor announced it expects to enroll the first patient in a Phase 1/2a clinical trial for VOR33 in AML in the next few months. Vor remains on track to report initial clinical data from this trial in the first half of 2022. Additionally, Vor expects initial VCAR33 monotherapy clinical data in 2022, depending on investigator’s timing of data release. Vor also expects to file an IND for the VOR33/VCAR33 Treatment System in the second half of 2022. 6. Important Safety Information: Patients who are pregnant or are allergic to cellulose, citric acid, sodium stearyl fumarate, gelatin, or titanium dioxide should not take Plenity. To avoid impact on the absorption of medications: For all medications that should be taken with food, take them after starting a meal. For all medications that should be taken without food (on an empty stomach), continue taking on an empty stomach or as recommended by your physician. The overall incidence of side effects with Plenity was no different than placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements, and flatulence. Contact a doctor right away if problems occur. If you have a severe allergic reaction, severe stomach pain, or severe diarrhea, stop using Plenity until you can speak to your doctor. Rx Only. For the safe and proper use of Plenity or more information, talk to a healthcare professional, read the Patient Instructions for Use, or call 1-844-PLENITY. 7. EndeavorRx is a digital therapeutic indicated to improve attention function as measured by computer-based testing in children ages 8-12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure, Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. There were no serious adverse events; 9.3% of subjects experienced side effects, including frustration, headache, dizziness, emotional reaction, nausea or aggression. EndeavorRx is only available to your patients through a prescription, and is not intended as a stand-alone therapeutic or a substitute for your patient’s medication. Upcoming Milestones (next 12 to 24 months) Multiple important milestones are anticipated over the next 12 to 24 months: • PureTech is planning the trial design that will potentially enable registration of LYT-100-ILD for the treatment of IPF and potentially other PF-ILDs. PureTech expects to provide additional guidance in the fourth quarter of 2021, following discussion with regulatory agencies and which may also be informed by additional ongoing Phase 1 studies of LYT-100. • PureTech expects topline results from the Phase 2 trial of LYT-100-COV in adults with Long COVID respiratory complications and related sequelae by the end of 2021. • PureTech expects topline results from the Phase 2a proof-of-concept study of LYT-100-LYMPH in patients with breast cancer-related, upper limb secondary lymphedema in 2022. • PureTech expects topline results from three additional clinical trials of LYT-100 in the fourth quarter of 2021. These additional studies are designed to explore further the PK, dosing and tolerability in healthy volunteers. One of these trials is an extension of the previously completed MAD study and is designed to determine the maximum tolerated dose of LYT-100 in healthy volunteers. Results from these trials are expected to provide additional supportive data to support clinical development of LYT-100 across indications. • PureTech expects results from the Phase 1 portion of a Phase 1/2 clinical trial of LYT-200 in metastatic solid tumors in the fourth quarter of 2021. Pending these results, PureTech intends to initiate the Phase 2 expansion cohort portion of the trial, which is designed to evaluate LYT-200 both alone and in combination with BeiGene’s tislelizumab or chemotherapy for the potential treatment of difficult-to- treat solid tumors. • PureTech will continue to explore additional biomarker studies for LYT-210 in 2021. LYT-210 is a preclinical therapeutic candidate targeting immunomodulatory gamma delta-1 T cells that is in development to potentially treat a range of cancer indications. • PureTech expects to initiate a clinical trial of LYT-300 by the end of 2021. The initial objective of the clinical program is to characterize the safety, tolerability and PK of orally administered LYT-300 in a Phase 1 clinical trial in healthy volunteers. This study may also explore the impact of LYT-300 on ß-EEG, a marker of GABAA target engagement. Data from this study will be used to define a potential range of future studies and planned indications. • PureTech expects preclinical proof-of-concept data for LYT-500 in the first half of 2022. LYT-500 contains a unique combination of IL-22 and an anti-inflammatory drug, which is designed to address the two key underlying causes of IBD pathogenesis and progression, namely mucosal barrier disruption and inflammation. • An IND application for LYT-503/IMB-150 is planned to be filed in early 2022. LYT-503/IMB-150 is being advanced in collaboration with Imbrium Therapeutics as a potential non-opioid treatment for IC/BPS. • PureTech expects preclinical proof-of-concept data for its Orasome technology platform in 2021. The proof-of-concept study is designed to observe the presence of therapeutic serum levels of biotherapeutics (peptides and proteins, such as antibodies) produced by the body following the oral administration of designer payloads. This work could lay the foundation for IND-enabling clinical studies for one or more additional therapeutic candidates to be included in the Company’s Wholly Owned Pipeline. • Gelesis anticipates the full commercial U.S. launch of Plenity in the second half of 2021. • Gelesis expects topline results from a Phase 2 study of GS200 in weight management and glycemic control in adults with type 2 diabetes and prediabetes in 2021. Data from a pilot study of GS200 demonstrated that administration of GS200 ten minutes prior to a meal increased fullness throughout the entire day (P=0.012). • Gelesis expects topline results of a pilot study of GS300 in NASH/NAFLD in the fourth quarter of 2023. • Gelesis expects topline results from a pivotal study of GS500 in functional constipation in the second quarter of 2023. • Karuna is on track to initiate the Phase 3 ARISE trial evaluating the safety and efficacy of KarXT compared to placebo as an adjunctive treatment in adults with schizophrenia who have an inadequate response to their current antipsychotic therapy in the second half of 2021. • Karuna plans to initiate a Phase 2 trial evaluating KarXT in dementia-related psychosis in the first half of 2022. • Karuna anticipates reporting topline data from the Phase 3 EMERGENT-2 trial in mid-2022. • Follica plans to initiate a Phase 3 registration program in male androgenetic alopecia in 2022. • Vedanta anticipates topline results from the Phase 2 clinical trial of VE303 in patients at high risk of recurrent Clostridioides difficile infection (CDI) in the third quarter of 2021 and to initiate a Phase 3 trial of VE303 in mid-2022. • Vedanta expects to complete the build-out of its Phase 3 and commercial launch cGMP manufacturing facility for supply of VE303 by the end of 2021. • Vedanta expects to initiate a Phase 2 study of VE202 in patients with mild to moderate ulcerative colitis in the second half of 2021. • Vedanta expects topline data from the Phase 1/2 clinical trial of VE416 for food allergy in 2022, subject to investigator timelines. • In the third quarter of 2021, Sonde plans to announce the launch of Sonde Mental Fitness. • Sonde expects to expand outside of respiratory indications, beginning with mental fitness. • Sonde plans to launch key pilot programs in the employer wellness, health system and provider space in 2022. • Akili expects a scaled approach to the commercial launch of EndeavorRx in the second half of 2021. • Akili is exploring geographic expansion opportunities as part of its global strategy with a near-term focus on launching the EndeavorRx prescription treatment in the U.S. first. • Vor expects to enroll the first patient in a Phase 1/2a clinical trial for VOR33 in AML in the next few months. • Vor remains on track to report initial clinical data from the VOR33 Phase 1/2a clinical trial in the first half of 2022. • Vor expects initial VCAR33 monotherapy clinical data in 2022, depending on investigator’s timing of data release. • Vor expects to file an IND for the VOR33/VCAR33 Treatment System in the second half of 2022. Financial Highlights: • PureTech Level Cash and Cash Equivalents as of June 30, 2021 were $409.7 million1 (December 31, 2020: $349.4 million) • Consolidated Cash and Cash Equivalents as of June 30, 2021 were $439.8 million2 (December 31, 2020: $403.9 million) • Founded Entities also strengthened their collective balance sheets by attracting $636.2 million8 as of June 30, 2021 in equity investments and non-dilutive funding, including $634.6 million from third parties. The balance of the funding is between PureTech and its Founded Entities. Since July 2018, Founded Entities have raised over $1,636 million, of which $1,566 million (96%) was from third parties. • Operating Loss for the period was $68.1 million (June 30, 2020: 52.8 million).

8. Funding figure includes private equity financings, loans and promissory notes, public offerings, or grant awards. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations such as with, Boehringer Ingelheim, Imbrium Therapeutics L.P., Shionogi & Co Ltd, or Eli Lilly About PureTech Health PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech's Founded Entities, is comprised of 25 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company's unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis. For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh. Cautionary Note Regarding Forward-Looking Statements This press release contains statements that are or may be forward-looking statements, including statements that relate to the Company's and its Founded Entities’ future prospects, plans, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, our expectations regarding the potential therapeutic benefits of our product candidates and those of our Founded Entities, our expectations regarding upcoming milestones and timing, including with respect to filings with regulators, clinical trial initiations and expected data readouts, our ability to broaden access to an international investor base, our cash runway and financial position as well as those risks and uncertainties described in the risk factors included in the regulatory filings for PureTech Health plc (including the risk factors in our most recently filed Annual Report and Accounts and Form 20-F). These forward-looking statements are based on assumptions regarding the present and future business strategies of the company and the environment in which it will operate in the future. Each forward- looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, neither the company nor any other party intends to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Contact: Investors EU media U.S. media Allison Mead Talbot +1 617 651 3156 amt@puretechhealth.com Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com Nichole Sarkis +1 774 278 8273 nichole@tenbridgecommunications.com Interim Management Report Introduction

PureTech’s distinctive model for bringing innovative medicines to patients has led to rapid advancement across its Wholly Owned Pipeline and Founded Entities over the first six months of 2021. These programs have achieved a number of clinical and business milestones towards the Company’s mission of developing transformational medicines for millions of people who have long struggled to find effective treatments. PureTech’s productive R&D engine has resulted in 25 therapeutics and therapeutic candidates that are being advanced across its Wholly Owned Pipeline and Founded Entities, including two that have been cleared for marketing both by the U.S. FDA and granted marketing authorization in the EEA. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on unique insights into the biology of the BIG systems and the interface between those systems, which is referred to as the BIG Axis. The PureTech R&D model leverages collaboration with the world’s leading experts around specific diseases, bringing together cross disciplinary perspectives and exploring multiple approaches to tackling that disease. The process to identify, invent and advance scientific breakthroughs also includes de-risking experiments before advancing new programs. This model has enabled PureTech to consistently gain early access to breakthrough discoveries well before the rest of the world reads about them in major scientific journals. PureTech’s R&D focus has centered on the biology of the Brain-Immune-Gut Axis and the crosstalk between those systems is gaining prominence across scientific disciplines. PureTech’s Wholly Owned Pipeline, in which PureTech retains 100 percent ownership, has rapidly advanced during the first six months of 2021, with two Phase 2 and four Phase 1 clinical trials underway and the trial design that will potentially enable registration of LYT-100-ILD for the treatment of IPF and potentially other PF-ILDs being planned. PureTech’s four lymphatic and inflammation platforms, from which three novel therapeutic candidates have already been identified, have also continued to progress, with key preclinical data published in two peer-reviewed journals so far in 2021. PureTech’s eight Founded Entities, which PureTech initiated and co-invented, also achieved key milestones, including Vor’s $203.4 million initial public offering in February 2021, Gelesis’ announcement that it has entered into a definitive business combination agreement with Capstar Special Purpose Acquisition Corp. in the July 2021 post-period, Karuna’s continued progress with its Phase 3 program for KarXT in schizophrenia and Akili’s scaled approach to the U.S. commercialization of EndeavorRx. PureTech holds sizable equity positions across its Founded Entities and continues to benefit from their growth, including from events such as M&A transactions, IPOs and potential royalties from certain product sales. For example, in the first half of 2021, PureTech generated $118 million from the monetization of some of its equity positions in Founded Entities. The combination of the development of the Wholly Owned Programs, advancement of the Founded Entities and optionality to pursue non-dilutive partnerships and funding provides a distinctive and multi- pronged engine to fuel potential future growth while allowing PureTech to more fully capture the value of milestones at a PureTech parent company level. Notable Developments Wholly Owned Programs In the first half of 2021, PureTech has continued to strengthen its Wholly Owned Programs focused on the lymphatic system and related immunological and inflammatory disorders. PureTech has continued to advance its clinical-stage product candidate LYT-100 (deupirfenidone) for the potential treatment of conditions involving inflammation and fibrosis, including lung disease (e.g., IPF and potentially other PF-ILDs and Long COVID respiratory complications and related sequelae), and disorders of lymphatic flow, such as lymphedema. Two Phase 2 clinical trials of LYT-100 progressed in the first half of 2021: 1) A global, randomized, double-blind, placebo-controlled Phase 2 trial to evaluate the efficacy, safety and tolerability of LYT-100-COV in adults with Long COVID respiratory complications and related sequelae. Topline results from this trial are expected by the end of 2021. 2) A Phase 2a proof-of-concept study of LYT-100-LYMPH in patients with breast cancer-related, upper limb secondary lymphedema. Topline results from this trial are expected in 2022. PureTech has also initiated a three-month, open-label extension of the LYT-100-COV Phase 2 trial in adults with Long COVID respiratory complications and related sequelae who completed the first portion of the trial. The primary endpoint of the extension trial is to assess the longer-term safety and tolerability of LYT-100-COV through up to 182 days of treatment. Additionally, PureTech also initiated three additional Phase 1 clinical trials in 2021 to explore further the PK, dosing and tolerability of LYT-100 in healthy volunteers. One of these trials is an extension of the previously completed MAD study and is designed to determine the maximum tolerated dose of LYT-100 in healthy volunteers. Results from these trials are anticipated in the fourth quarter of 2021 and are expected to provide additional data to inform the clinical development of LYT-100 across indications. In April 2021, PureTech announced the formation of its Clinical Advisory Board for IPF and other PF-ILDs. Comprised of physicians and researchers with deep expertise in the clinical development of novel therapies in PF-ILDs, the advisory group will work closely with PureTech as it advances LYT-100-ILD. PureTech is planning the trial design that will potentially enable registration of LYT-100-ILD for the treatment of IPF and potentially other PF-ILDs. PureTech expects to provide additional guidance in the fourth quarter of 2021, following discussion with regulatory agencies and which may also be informed by additional ongoing Phase 1 studies of LYT-100. Additionally, in the August 2021 post-period, PureTech presented the results of the Phase 1 multiple ascending dose and food effect study of LYT-100 at the virtual European Respiratory Society International Congress. LYT-200 is currently being evaluated as a single agent in the Phase 1 portion of a Phase 1/2 clinical trial. The primary objective of the Phase 1 portion of the trial is to assess the safety and tolerability of escalating doses of LYT-200 to identify a dose to carry forward into the Phase 2 portion of the trial. The Phase 1 portion will also assess the PK and PD profiles of LYT-200. Results from the Phase 1 portion of the study are anticipated in the fourth quarter of 2021. Pending these results, PureTech intends to initiate the Phase 2 expansion cohort portion of the trial, which is designed to evaluate LYT-200 both alone and in combination with chemotherapy or BeiGene’s tislelizumab, an anti-PD-1 mAb for which PureTech and an affiliate of BeiGene, Ltd. entered into a clinical trial and supply agreement in the July 2021 post-period. Under the terms of the agreement, PureTech will maintain control of the LYT-200 program, including global R&D and commercial rights, and BeiGene has agreed to supply tislelizumab for use in combination with LYT-200 for the planned study. PureTech will also continue to explore additional biomarker studies for LYT-210 in 2021. In the first half of 2021, PureTech also progressed LYT-300, its most advanced candidate derived from the Glyph technology platform, towards the clinic. LYT-300 is an oral form of natural allopregnanolone which PureTech believes may be applicable for the potential treatment of a range of neurological and neuropsychological conditions. PureTech expects to initiate a clinical trial of LYT-300 by the end of 2021. The initial objective of the clinical program is to characterize the safety, tolerability and PK of orally administered LYT-300 in a Phase 1 clinical trial in healthy volunteers. Data from this study will be used to define a potential range of future studies and planned indications. PureTech also continued to advance the underlying Glyph technology platform, which is designed to employ the body’s natural lipid absorption and transport process to orally administer drugs via the lymphatic system. In February 2021, a preclinical proof-of-concept study for the Glyph technology was published in the Journal of Controlled Release. Results demonstrated the ability of this platform to directly target gut lymphatics with an orally dosed small molecule immunomodulator.

In June 2021, PureTech announced the acquisition of the remaining 22 percent of shares outstanding in its Founded Entity, Alivio. The underlying Alivio technology platform, which is designed to enable inflammation-targeted immunomodulation for the potential treatment of a range of chronic and acute inflammatory disorders, and related undisclosed anti-inflammatory candidates have also been added to PureTech’s discovery programs. Alivio’s therapeutic candidates, in development for inflammatory disorders including IBD, have also been integrated into PureTech’s Wholly Owned Pipeline. The first of these candidates is LYT-500, an orally-administered therapeutic candidate in development for the treatment of IBD that contains a unique combination of IL-22 and an anti-inflammatory drug and is designed to address the two key underlying causes of IBD pathogenesis and progression, namely mucosal barrier disruption and inflammation. PureTech expects preclinical proof-of-concept data for LYT-500 in the first half of 2022. In addition, LYT-503/IMB-150 is a therapeutic candidate being advanced in collaboration with Imbrium Therapeutics for the potential treatment of IC/BPS, a chronic inflammatory condition of the bladder that lacks an effective treatment option. The LYT-503/IMB-150 therapeutic candidate is designed to selectively treat inflamed tissues along the bladder wall, while minimizing the potential for drug- related side effects in healthy parts of the body. In the August 2021 post-period, PureTech announced that Imbrium exercised a license option under the companies’ research and development collaboration agreement to develop PureTech’s LYT-503/IMB-150. In connection with the option exercise, PureTech received an upfront payment of $6.5 million and is eligible to receive up to $53 million in additional development milestone payments for this program as well as royalties on product sales. Imbrium plans to file an IND application for LYT-503/IMB-150 in early 2022. PureTech also progressed its Orasome technology platform, which utilizes a programmable and scalable approach for the oral administration of nucleic acids and other biologics. PureTech expects preclinical proof-of-concept data in 2021. The proof-of-concept study is designed to observe the presence of therapeutic serum levels of biotherapeutics (peptides and proteins, such as antibodies) produced by the body following the oral administration of designer payloads. This work could lay the foundation for IND- enabling clinical studies for one or more additional therapeutic candidates to be included in the Company’s Wholly Owned Pipeline. PureTech intends to leverage its proprietary technology platforms, as well as its extensive network with major pharmaceutical companies and world-leading scientists in immunology and lymphatics, to generate additional novel therapeutic candidates. PureTech continued to advance its meningeal lymphatics research program, which harnesses the meningeal lymphatics to potentially treat a range of neurodegenerative and neuroinflammatory conditions. In April 2021, PureTech announced the publication of preclinical research in Nature, suggesting that restoring lymphatic flow in the brain has the potential to address a range of neurodegenerative diseases, such as Alzheimer's and Parkinson's diseases, and associated neuroinflammation. The work also uncovered a link between dysfunctional meningeal lymphatics and damaging microglia activation in Alzheimer's disease, suggesting another route by which restoring healthy drainage patterns could improve clinical outcomes. In the August 2021 post-period, PureTech announced the appointment of Julie Krop, M.D., as Chief Medical Officer. Dr. Krop will oversee all clinical development, regulatory, CMC and medical affairs for the Company’s advancing Wholly Owned Pipeline. Dr. Krop joins PureTech from Freeline Therapeutics, a clinical-stage gene therapy company, where she served as Chief Medical Officer. Prior to this role, Dr. Krop served as Chief Medical Officer of AMAG Pharmaceuticals (acquired by Covis group for $647 million), where she oversaw clinical development, regulatory affairs, clinical operations, medical affairs, program management and pharmacovigilance. During her time at AMAG, Dr. Krop was responsible for the oversight of three FDA approvals. Earlier in her career, she held leadership positions at Vertex Pharmaceuticals, Stryker Regenerative Medicine, Peptimmune, Millennium Pharmaceuticals and Pfizer. Dr. Krop received her M.D. from Brown University School of Medicine and completed an internal medicine residency at Georgetown University Hospital. Additionally, she completed fellowships in epidemiology, clinical trial design and endocrinology as a Robert Wood Johnson Foundation Clinical Scholar at the Johns Hopkins School of Medicine. Commenting on her appointment, Dr. Krop said: “I am thrilled to join the leadership team at PureTech during such an exciting time in the Company’s growth and clinical development. PureTech’s research and development model is a truly unique approach that has fostered a broad wealth of expertise within the Company that now powers the team’s innovative development efforts across multiple therapeutic candidates. I look forward to helping drive PureTech’s mission and advancing an incredibly promising pipeline of investigational therapies for patients in need.” Founded Entities PureTech’s Founded Entities have had a productive 2021 so far with significant clinical progress and a number of strategic financings. Founded Entities in which PureTech has a controlling interest or the right to receive royalties, in order of development stage Gelesis has continued to advance its novel category of treatments for weight management and gut related chronic diseases. Gelesis made progress towards the full commercial U.S. launch of Plenity in the second half of 2021 and plans to seek FDA input on the requirements for potentially expanding the Plenity label for treating adolescents. In the July 2021 post-period, Gelesis and Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (Capstar) and certain private funds managed by PIMCO announced that they have entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on the NYSE under the symbol “GLS.” The transaction is expected to close in the fourth quarter of 2021, subject to satisfying certain closing conditions. With input from a scientific advisory board of scientific leaders in NASH research, Gelesis developed a research protocol for a pilot study of GS300. Gelesis expects to enroll approximately 250 subjects in the study with topline results anticipated in the fourth quarter of 2023. Gelesis also expects topline results from a pivotal study of GS500, the company’s therapeutic candidate designed to treat functional constipation, in the second quarter of 2023. Additionally, Gelesis expects topline results from a Phase 2 study of GS200, Gelesis’ candidate for weight management and glycemic control in adults with type 2 diabetes and prediabetes, in 2021. Data from a pilot study of GS200 demonstrated that administration of GS200 ten minutes prior to a meal increased fullness throughout the entire day (P=0.012). Additionally, in May 2021, Gelesis presented a scientific poster at the AACE 2021 Annual Virtual Meeting. The post-hoc analysis showed that treatment for weight management with Plenity decreased a marker for liver fibrosis (the NAFLD fibrosis score) compared to placebo. This retrospective analysis of Gelesis' GLOW (Gelesis Loss of Weight) pivotal study assessed the impact of oral superabsorbent hydrogel (OSH) treatment on liver health as measured by the NFS, which is intended to predict the presence of significant fibrosis using common clinical and laboratory values, including age, BMI, diabetes status, AST/ALT ratio, platelet count and serum albumin. The data support the rationale for conducting further trials to evaluate OSH for the treatment of metabolic-related liver diseases. In April 2021, Gelesis announced the appointment of marketing executive Jane Wildman to its Board of Directors. Ms. Wildman has extensive experience as a board member, President and Chief Marketing Officer across Fortune-25, mid-sized and start-up companies, including having spent over 25 years at Procter & Gamble.

Karuna made progress towards developing its novel therapies with the potential to transform the lives of people with psychiatric and neurological conditions, including schizophrenia and dementia-related psychosis. In the August 2021 post-period, Karuna announced that all Phase 3 trials in the EMERGENT clinical program evaluating KarXT for the treatment of psychosis in adults with schizophrenia are enrolling. Karuna anticipates reporting topline data from the Phase 3 EMERGENT-2 trial in mid-2022. Also in the August 2021 post-period, Karuna announced that it is on track to initiate the Phase 3 ARISE trial evaluating the safety and efficacy of KarXT compared to placebo as an adjunctive treatment in adults with schizophrenia who have an inadequate response to their current antipsychotic therapy in the second half of 2021. The Phase 3, six-week, 1:1 randomized, double-blind, placebo-controlled trial will enroll approximately 400 adults with schizophrenia who have not achieved an adequate response to current atypical antipsychotic treatment. Participants in this trial will continue their currently prescribed atypical antipsychotic therapy at the same dose or regimen schedule as prior to entry in the study, and will receive a flexible dose of KarXT or placebo based on tolerability and clinical response as determined by a clinician. The primary outcome measure of the trial is change in Positive and Negative Syndrome Scale (PANSS) total score of KarXT compared to placebo at Week 6. Upon completion of the trial at week 6, participants will have the opportunity to enroll in a 52-week outpatient, open-label extension trial evaluating the long-term safety and tolerability of KarXT when dosed with antipsychotic treatment. In June 2021, Karuna announced data from its completed Phase 1b trial evaluating the safety and tolerability of KarXT in healthy elderly volunteers, which followed a preliminary analysis of data from the first two cohorts in the trial announced earlier this year. The results suggest that KarXT can be administered to elderly volunteers at doses which achieve xanomeline blood levels similar to those reported in the Phase 2 EMERGENT-1 trial in adults with schizophrenia while maintaining a favorable tolerability profile. Data from the trial also suggest that a lower dose ratio of trospium to xanomeline, compared to the ratios used in Phase 1 trials in healthy adult volunteers and in the Phase 2 EMERGENT-1 trial evaluating KarXT in adults with schizophrenia, was better tolerated by healthy elderly volunteers. Based on results from the Phase 1b trial in healthy elderly volunteers, Karuna plans to initiate a Phase 2 trial evaluating KarXT in dementia-related psychosis in the first half of 2022. In February 2021, Karuna announced that results from the EMERGENT-1 Phase 2 clinical trial evaluating KarXT for the treatment of schizophrenia were published in NEJM. In March 2021, Karuna completed a follow-on public offering of its common stock, from which it received gross proceeds of $269.8 million, before deducting the underwriting discounts and commissions and other estimated offering expenses. Also in February 2021, PureTech sold one million shares of Karuna common stock for cash consideration of approximately $118 million. PureTech intends to use the proceeds from the transaction to further expand and advance its clinical-stage Wholly Owned Pipeline. Follica continued to advance its regenerative biology platform designed to treat androgenetic alopecia, epithelial aging and other medical indications. In January 2021, Follica announced the appointment of two leaders in aesthetic medicine and dermatology to its Board of Directors. Tom Wiggans, former CEO of Dermira, joined as Executive Chairman with over 30 years of experience leading biopharmaceutical companies from the start-up stage to global commercialization, and Michael Davin, former CEO of Cynosure, joined as an Independent Director with over 30 years of experience in the medical device industry. Preparations are underway for the Phase 3 registration program in male androgenetic alopecia and initiation is anticipated in 2022. The company also has proprietary amplification compounds in development and ongoing discovery efforts to expand its pipeline. Vedanta also progressed its therapeutic candidates for immune-mediated diseases based on a rationally- defined consortia of human microbiome-derived bacteria. In June 2021, Vedanta presented additional results from a Phase 1 study in healthy volunteers of VE202, Vedanta’s 16-strain defined consortium candidate for IBD, at the 2021 IHMC. The data summarized the long-term safety and colonization dynamics of the 16-strain version of VE202 in 31 healthy volunteers. Vedanta plans to move this consortium forward to a Phase 2 study in patients with mild to moderate ulcerative colitis in the second half of 2021. The study will be partially funded with proceeds from a $25 million investment from Pfizer, as part of the Pfizer Breakthrough Growth Initiative, which was announced in January 2021. Additionally in the July 2021 post-period, Vedanta announced the closing of a $68 million Series D financing and provided a pipeline update. As part of the announcement, Vedanta stated it is nearing completion of Stage 1 of an open-label Phase 1 study to evaluate the safety and initial clinical activity of VE800 in combination with Bristol Myers Squibb’s Opdivo® (nivolumab) in 54 patients across select types of advanced or metastatic cancers. To date, VE800 has demonstrated an acceptable safety and tolerability profile, though the observed response rates did not meet the prespecified criteria to expand into the next stage of the study. Vedanta plans to present the results at a future medical conference and will continue work to identify cancer settings and patient populations that might benefit from microbiome manipulation with its defined bacterial consortia. Vedanta is currently evaluating VE303 in a Phase 2 clinical trial in patients at high risk of recurrent CDI. Vedanta anticipates topline results from this Phase 2 trial in the third quarter of 2021 and to initiate a Phase 3 trial of VE303 in mid-2022. Additionally, Vedanta anticipates topline data from the Phase 1/2 clinical trial of VE416, Vedanta’s therapeutic candidate for food allergy, in 2022, subject to investigator timelines. In February 2021, Vedanta announced the appointment of Mark Mullikin as Chief Financial Officer. Mr. Mullikin brings 25 years of experience raising and deploying capital for life sciences companies, and most recently held leadership roles in finance and investor relations at publicly-traded Editas Medicine and Novartis. Sonde continued development of its voice-based technology platform to measure health when a person speaks. In the July 2021 post-period, Sonde announced that it will collaborate with leading chipmaker Qualcomm to optimize use of Sonde’s vocal biomarker technology on the flagship and high-tier Qualcomm® Snapdragon™ 888 and 778G 5G Mobile Platforms to help bring native, machine learning- driven vocal biomarker capabilities to mobile and IoT devices globally. The optimization has the potential to unlock several native health screening and monitoring applications on up to the hundreds of millions of mobile devices that use these Snapdragon mobile platforms. Leveraging over one million voice samples from 80,000+ individuals, Sonde’s proprietary voice-based technology platform is designed to detect changes of health conditions – like mental fitness and respiratory disease – from changes in voice. Using advanced audio signal processing and machine learning, Sonde’s platform senses and analyzes subtle vocal changes due to changes in a person’s physiology to provide early health detection and monitoring. Entrega also advanced its platform for the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. As part of its collaboration with Eli Lilly, Entrega has continued to investigate the application of its peptide administration technology to certain Eli Lilly therapeutic candidates. The partnership has been extended into 2021. The company also has ongoing discovery efforts to expand its pipeline. Founded Entities in which PureTech has an equity interest, in order of development stage: Akili has made progress in advancing its digital treatments to target cognitive dysfunction associated with conditions across neurology and psychiatry. In March 2021, Akili announced the publication of full data from a multi-site open-label study (the STARS Adjunct study) evaluating the impact of EndeavorRx (AKL- T01) on symptoms and functional impairments in children with ADHD. A statistically significant improvement was demonstrated in all predetermined endpoints of the study, which included parent and clinician ratings of children’s ADHD symptoms and related impairments in daily life. The results have been published in the international peer-reviewed journal, Nature Digital Medicine. Akili expects a scaled approach to commercial launch of EndeavorRx in the second half of 2021. With a near-term focus on launching the EndeavorRx prescription treatment in the U.S. first, Akili is exploring geographic expansion opportunities as part of its global strategy. Additionally, in April 2021, Akili announced collaborations with Weill Cornell Medicine, New York-Presbyterian Hospital and Vanderbilt University Medical Center to evaluate Akili digital therapeutic AKL-T01 as a treatment for patients with cognitive dysfunction following COVID-19 (also known as “COVID brain fog”). Under each collaboration, Akili will work with research teams at each institution to conduct two separate randomized, controlled clinical studies evaluating AKL- T01’s ability to target and improve cognitive functioning in COVID-19 survivors who have exhibited a deficit in cognition. In May 2021, Akili announced the closing of a $160 million combined equity and debt financing. With the completion of the oversubscribed Series D financing, the funding is expected to accelerate commercialization of EndeavorRx, enable expansion of core technologies to treat acute and chronic cognitive disorders and drive further research and development of potential new digital therapeutics. In the July 2021 post-period, Akili introduced new gaming features and functionalities to its EndeavorRx treatment. Akili is releasing these new gameplay features as it expands its go-to market approach to bring EndeavorRx to families and healthcare professionals at scale. In the August 2021 post-period, Akili and Australian digital health company TALi (ASX:TD1), completed an agreement for Akili to license TALi's technology designed to address early childhood attention impairments. The companies plan to work together to execute clinical trials of the TALi technology in pediatric ADHD in the United States and pursue FDA regulatory clearance. Under the terms of the agreement, Akili will lead potential U.S. commercialization and roll-out. Vor continued to engineer eHSC therapies combined with targeted therapies for the treatment of cancer in the first half of 2021. In February 2021, Vor announced the pricing of its initial public offering of common stock on the Nasdaq Global Market under the symbol “VOR”. The aggregate gross proceeds to Vor from the offering were approximately $203.4 million, before deducting the underwriting discounts and commissions and other offering expenses payable by Vor. In January 2021, Vor announced that the FDA had accepted the company’s IND application for VOR33. Vor expects to enroll the first patient in a Phase 1/2a clinical trial for VOR33 in AML in the next few months. Vor remains on track to report initial clinical data from this trial in the first half of 2022. Additionally, Vor expects initial VCAR33 monotherapy clinical data in 2022, depending on investigator’s timing of data release. Vor also expects to file an IND for the VOR33/VCAR33 Treatment System in the second half of 2022. Additionally, in June 2021, Vor announced it has entered into a multi-year strategic collaboration and license agreement with Abound Bio to research both single- and multi-targeted CAR-T treatments to be used in combination with Vor’s eHSC platform, with the goal of generating novel treatment systems for patients fighting AML and other devastating forms of blood cancer. Also in June 2021, Vor announced the appointment of Matthew R. Patterson as Chairman of its Board of Directors. Mr. Patterson, who joined Vor’s Board as a member in October 2020, brings nearly 30 years of senior leadership experience in the research, development and commercialization of innovative therapeutics, most recently at Audentes Therapeutics, Inc., which he co-founded and led as the company’s Chief Executive Officer from its inception in 2012 through its acquisition by Astellas Pharma Inc. in January 2020. In the July 2021 post- period, Vor announced the formation of a collaboration with Janssen Biotech, Inc. (Janssen), one of the Janssen Pharmaceutical Companies of Johnson & Johnson. The agreement was facilitated by Johnson & Johnson Innovation. Under the terms of the collaboration, Vor will investigate the combination of these two technologies into a treatment solution, pairing Vor’s “invisible” eHSC transplant platform with one of

Janssen’s bi-specific antibodies in development for AML. The collaboration agreement provides that each company retains all rights and ownership to their respective programs and platforms. Financial Review Reporting Framework You should read the following discussion and analysis together with our Condensed Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. You should read this discussion and analysis in conjunction with the risks identified in the “Risk Factor Annex" on pages 191 to 227 of our “Annual Report and Accounts 2020”, also included as Exhibit 15.1 to the Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on April 15, 2021. As a result of many factors, our actual results could differ materially from the results described in or implied by these forward-looking statements. Our unaudited Condensed Consolidated Financial Statements as of June 30, 2021 and for the six months ended June 30, 2021 have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as adopted for use in the UK. The Condensed Consolidated Financial Statements also comply fully with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The annual financial statements of the Group for the year ended December 31, 2021 will be prepared in accordance with UK-adopted international accounting standards. This report should be read in conjunction with the Group’s 2020 Annual Reports and Accounts as of and for the year ended December 31, 2020. The following discussion contains references to the Condensed Consolidated Financial Statements of PureTech Health plc, or the Company, and its consolidated subsidiaries, together the Group. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Company has neither control nor significant influence for financial accounting purposes, we recognize our holding in such entity as an investment at fair value. For purposes of our Condensed Consolidated Financial Statements, each of our Founded Entities are considered to be either a “subsidiary", an “associate” or an "investment held at fair value" depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see Note 1 to our Consolidated Financial Statements as of and for the year ended December 31, 2020 included in our “Annual Report and Accounts 2020”. For additional information regarding our operating structure, see “—Basis of Presentation and Consolidation” below. Fair value of Investments held at fair value, does not take into consideration contribution from milestones that occurred after June 30, 2021, the value of our interests in our consolidated Founded Entities (Vedanta, Follica, Sonde, Akili, and Entrega), our Wholly Owned Programs, or our cash. Business Background and Results Overview

The business background is discussed above in the Interim Management Report, which describe in detail the business development of our Wholly Owned Programs and Founded Entities. PureTech Health plc is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our wholly-owned or Founded Entities’ therapeutics candidates, which may or may not occur. Our Founded Entities, Gelesis, Inc., or Gelesis, and Akili Interactive Labs, Inc., or Akili which we have not controlled since 2019 and 2018, respectively, have products cleared for sale, but our Wholly Owned Programs and our Controlled Founded Entities have not yet generated any meaningful revenue from product sales. We have deconsolidated a number of our Founded Entities during the past three fiscal years including Akili, in 2018 and, Vor Biopharma Inc., or Vor, Karuna Therapeutics, Inc., or Karuna and Gelesis Inc., or Gelesis, during 2019. We expect this trend to continue into the foreseeable future as our Controlled Founded Entities raise additional funding that reduces our ownership interest. Any deconsolidation affects our financials in the following manner: • our ownership interest does not provide us with a controlling financial interest; • we no longer control the Founded Entity's assets and liabilities and as a result we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our Condensed Consolidated Statements of Financial Position; • we record our non-controlling financial interest in the Founded Entity at fair value; and • the resulting amount of any gain or loss is recognized in our Condensed Consolidated Statements of Comprehensive Income/(Loss). We anticipate our expenses to continue to increase proportionally in connection with our ongoing development activities related mostly due to the advancement into late stage studies of the clinical programs within our Wholly Owned Programs and Controlled Founded Entities. In addition, having completed our U.S. listing in November 2020, we have, and will continue, to incur additional costs associated with operating as a public company in the U.S. We also expect that our expenses and capital requirements will increase substantially in the near to mid-term as we: • continue our research and development efforts; • seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials; • add clinical, scientific, operational financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization claims; and • operate as a U.S. public company. In addition, our internal research and development spend will increase in the foreseeable future as we may initiate additional clinical studies for LYT-100 and LYT-200, advance LYT-210, LYT-300 and LYT-500 into the clinic and continue to progress our GlyphTM,, OrasomeTM and AlivioTM technology platforms as well as our meningeal lymphatics research program. In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when it is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration and partnership arrangements and licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis. As a result, we may need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties and also potentially from public or private equity or debt financings or other sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as, and when needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our wholly-owned therapeutic candidates. Measuring Performance The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results for each year are compared primarily with the results of the preceding year. Reported Performance Reported performance considers all factors that have affected the results of our business, as reflected in our Condensed Consolidated Financial Statements. Core Performance Core performance measures are alternative performance measures (APM) which are adjusted and non- IFRS measures. These measures cannot be derived directly from our Condensed Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS results and should not be considered superior to results presented in accordance with IFRS. Cash flow and liquidity PureTech Level Cash and Cash Equivalents Measure type: Core performance. Definition: Cash and cash equivalents held at PureTech Health plc and only wholly-owned subsidiaries as noted (PureTech LYT, PureTech LYT-100, PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp., PureTech Securities II Corp., Endra Holdings, LLC, Ensof Holdings, LLC, Appeering, Inc., Commense Inc., Enlight Biosciences, LLC, Ensof Biosystems, Inc., Knode Inc., Libra Biosciences, Inc., Mandara Sciences, LLC, Tal Medical, Inc., The Sync Project, and Alivio Therapeutics, Inc.). During the six months ended June 30, 2021, the Company acquired the non controlling interest in Alivio Therapeutics, Inc. and since then Alivio Therapeutics, Inc. is wholly owned by the Company and the related cash and cash equivalents are included in the PureTech Level Cash and Cash Equivalents as of June 30, 2021. The cash and cash equivalents of Alivio Therapeutics, Inc. were not included in the PureTech Level Cash and Cash Equivalents as of December 31, 2020 as during that period, the subsidiary was not wholly owned by the Company. Why we use it: PureTech Level Cash and Cash Equivalents is a measure that provides valuable additional information with respect to cash and cash equivalents available to fund the Wholly Owned Programs and make certain investments in Founded Entities. The Company does not present in the reported periods Consolidated cash Reserves or PureTech Level Cash reserves as the Company does not have short-term investments in addition to its cash and cash equivalents in all reported periods.

COVID-19

In December 2019, illnesses associated with COVID-19 were reported and the virus has since caused widespread and significant disruption to daily life and economies across geographies. The World Health Organization has classified the outbreak as a pandemic. Our business, operations and financial condition and results have not been significantly impacted during the six months ended June 30, 2021 as a result of the COVID-19 pandemic. In response to the COVID-19 pandemic, we have taken swift action to ensure the safety of our employees and other stakeholders. We continue to monitor the latest developments regarding the COVID-19 pandemic on our business, operations, and financial condition and results and cannot predict the impact, including variations of the virus, may have on our business, operations, and financial condition and results.

Recent Developments (subsequent to June 30, 2021)

On July 19, 2021, Gelesis and Capstar Special Purpose Acquisition Corp. announced that they had entered into a definitive business combination agreement. Upon completion of the transaction, the combined company's securities are expected to be traded on the New York Stock Exchange. The transaction is expected to close in the fourth quarter of 2021. As part of this transaction the shares of Gelesis held by the Company will be exchanged for the combined company's securities and the Company's interest is expected to decrease from its current voting interest of 24.7 percent.

On July 21, 2021 Vedanta closed a Series D financing in which Vedanta issued 2,387,675 Preferred D shares for consideration of $68.0 million. From such consideration of $68.0 million, $25.0 million was received from Pfizer through conversion of its convertible note (see Note 14.) and $5.0 million was received from PureTech in exchange for 174,520 Preferred D shares.

On July 21, 2021 the Company granted executive management 2,052,236 performance and market based Restricted Stock Units with a performance period that ends on December 31, 2023. The RSUs vest based upon agreed upon market and performance conditions and as long as the recipients are in continuous service through vesting date. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs. In addition, the Company granted the directors of the Company a total of 67,140 restricted stock units that will vest on the day immediately preceding the Company's 2022 annual general meeting.

On July 23, 2021 Imbrium Therapeutics exercised its option, included in the collaboration and license agreement, to develop LYT-503 (formerly designated as ALV-107), a non-opioid therapeutic candidate being advanced for interstitial cystitis/bladder pain syndrome. The Company has received a $6.5 million payment for the option exercise and is eligible to receive additional development milestone payments for this program as well as royalties on product sales, if and when such milestones will be achieved and/or when sales will be generated.

Financial Highlights

	As of:	
(in thousands)	**June 30, 2021**	June 30, 2020
Consolidated Cash and cash equivalents	439,766	340,120
Less: Cash and cash equivalents held at non-wholly owned subsidiaries	(30,018)	(29,437)
PureTech Level Cash and Cash Equivalents	$ 409,748	$ 310,684

Basis of Presentation and Consolidation

Our Condensed Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value, and is reported in four operating segments as described below.

Basis for Segmentation

Our directors are our strategic decision-makers. Our operating segments are based on the financial information provided to our directors quarterly for the purposes of allocating resources and assessing performance. We have determined that each Founded Entity is representative of a single operating segment as our directors monitor the financial results at this level. When identifying the reportable segments we have determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities. We have identified multiple reportable segments: Internal, Controlled Founded Entities, and additionally we have the portion relating to Parent Company and Other. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

There was no change to reportable segments in 2021, except the change in the composition of the segments with respect to Alivio, as explained below.

During the six months ended June 30, 2021, the Company acquired the non controlling interest in Alivio and since then Alivio is wholly owned by the Company and is managed within the Internal segment. The Company has revised in this interim report the prior period segment financial information to conform to the presentation as of and for the period ending June 30, 2021. This change in segments reflects how the Company's Board of Directors reviews the Group's results, allocates resources and assesses performance of the Group at this time.

Results of Operations

The following table, which has been derived from our unaudited financial statements for the six months ended June 30, 2021 and 2020 included herein, summarizes our results of operations for the periods indicated, together with the changes in those items in dollars:

(in thousands)	Six Months Ended June 30, 2021	2020	Change (2021 to 2020)
Contract revenue	$ **2,391**	$ 5,465	$ (3,074)
Grant revenue	**3,445**	1,379	2,066
Total revenue	**5,836**	6,844	(1,009)
Operating expenses:			
General and administrative expenses	**(25,586)**	(21,376)	(4,210)
Research and development expenses	**(48,330)**	(38,250)	(10,080)
Operating income/(loss)	**(68,080)**	(52,782)	(15,298)
Other income/(expense):			
Gain/(loss) on investments held at fair value	**74,415**	276,910	(202,495)
Loss realized on sale of investment	**(7,500)**	(44,539)	37,039
Other income/(expenses)	**595**	482	113
Other income/(loss)	**67,510**	232,852	(165,342)
Net finance income/(costs)	**(16,252)**	1,685	(17,936)
Share of net gain/(loss) of associates accounted for using the equity method	**(78,108)**	(7,271)	(70,837)
Income/(loss) before income taxes	**(94,931)**	174,483	(269,414)
Taxation	**17,378**	(50,775)	68,154
Net income/(loss) including non-controlling interest	**(77,553)**	123,708	(201,260)

Net (loss)/income attributable to the Company	**$**	**(75,395)**	$	123,957	$	(199,351)

Comparison of the Six Months Ended June 30, 2021 and 2020

Total Revenue

		Six Months Ended June 30,				
(in thousands)		**2021**		2020		Change
Contract Revenue:						
Internal Segment	**$**	**1,594**	$	5,064	$	(3,470)
Controlled Founded Entities		**691**		401		290
Parent Company and other		**105**		—		105
Total Contract Revenue	**$**	**2,391**	$	5,465	$	(3,074)
Grant Revenue:						
Internal Segment	**$**	**853**	$	941	$	(89)
Controlled Founded Entities		**2,592**		438		2,154
Total Grant Revenue	**$**	**3,445**	$	1,379	$	2,066
Total Revenue	**$**	**5,836**	$	6,844	$	(1,009)

Our total revenue was $5.8 million for the six months ended June 30, 2021, a decrease of $1.0 million, or 14.7 percent compared to the six months ended June 30, 2020. The decrease was primarily attributable to a decline of $3.5 million in contract revenue in the Internal segment, which was primarily driven by a $3.0 million decrease in revenue recognized under IFRS 15 due to changes in revenues associated with multiple collaborations, as well as $0.4 million decrease in contract revenue recognized by Alivio for the six months ended June 30, 2021. The decrease was partially offset by an increase of $2.2 million in grant revenue in the Controlled Founded Entities segment for the six months ended June 30, 2021, which was driven primarily by Vedanta's grant revenue earned pursuant to its CARB-X and BARDA agreements.

Research and Development Expenses

		Six Months Ended June 30,				
(in thousands)		**2021**		2020		Change
Research and Development Expenses:						
Internal Segment	**$**	**(27,246)**	$	(19,710)	$	7,536
Controlled Founded Entities		**(20,953)**		(18,500)		2,453
Parent Company and other		**(130)**		(40)		90
Total Research and Development Expenses:	**$**	**(48,330)**	$	(38,250)	$	10,080

Our research and development expenses were $48.3 million for the six months ended June 30, 2021, an increase of $10.1 million, or 26.4 percent compared to the six months ended June 30, 2020. The change was primarily attributable to an increase of $7.5 million in research and development expenses incurred by the Internal segment due to the advancement of programs in clinical testing. We progressed our two ongoing Phase 2 clinical trials of LYT-100 relating to a proof-of-concept study of LYT-100 in patients with breast cancer-related, upper limb secondary lymphedema and also our trial of LYT-100 in Long COVID respiratory complications and related sequelae, which is also known as post-acute COVID-19 syndrome (PACS). We also initiated three additional Phase 1 clinical trials of LYT-100 to explore further its pharmacokinetic (PK), dosing and tolerability in healthy volunteers, as well as progressed in the development of LYT-300, our most advanced Glyph candidate. The increase was further attributable to an increase of $2.5 million in research and development expenses incurred by the Controlled Founded Entities segment, primarily attributable to Vedanta as they progressed their therapeutic candidates VE202, VE303, VE416 and VE800 towards meaningful milestones.

General and Administrative Expenses

Six Months Ended June 30, (in thousands) 2021 2020 Change General and Administrative Expenses: Internal Segment $ (4,335) $ (2,086) $ 2,249 Controlled Founded Entities (10,259) (5,638) 4,621 Parent Company and other (10,992) (13,652) (2,659) Total General and Administrative Expenses $ (25,586) $ (21,376) $ 4,210 Our general and administrative expenses were $25.6 million for the six months ended June 30, 2021, an increase of $4.2 million, or 19.7 percent compared to the six months ended June 30, 2020. The increase was primarily attributable to an increase of $4.6 million in the Controlled Founded Entities segment, which was primarily driven by non-cash increases of $1.9 million in stock based compensation expense, $1.6 million increase in payroll-related costs due to increased personnel, an increase in professional fees of $0.6 million, and an increase in technology-related costs of $0.1 million. The increase was further attributable to an increase of $2.2 million in the Internal segment, which was primarily driven by an increase in the management fee charged by the Parent company of $3.0 million which was partially offset by a decrease in professional fees of $0.4 million for the six months ended June 30, 2021. The decrease in the Parent Company and other of $2.7 million was primarily attributable to an increase in management fee charged to other segments of $3.0 million which was partially offset by an increase in professional fees of $0.4 million for the six months ended June 30, 2021. Total Other Income (Loss) Total other income was $67.5 million for the six months ended June 30, 2021, a decrease of $165.3 million, compared to the six months ended June 30, 2020. The decline in other income was primarily attributable to a decrease in gains for investments held at fair value of $202.5 million, primarily driven by the change in the fair value of the investment in Karuna. This decline was partially offset by a decrease in losses realized on sale of certain investments held at fair value, as a result of the blockage discount included in the sale, of $37.0 million for the six months ended June 30, 2021 Net Finance Income (Costs) Net finance costs were $16.3 million for the six months ended June 30, 2021, a decline of $17.9 million, compared to net finance income of $1.7 million for the six months ended June 30, 2020. The change was primarily attributable to a $15.5 million increased loss in respect of the change in the fair value of our preferred shares, warrant and convertible note liabilities held by third parties, a $1.5 million increase in contractual costs, and a $0.9 million decline in interest income from financial assets not at fair value through profit or loss for the six months ended June 30, 2021. Share of Net Gain (Loss) in Associates Accounted for Using the Equity Method For the six months ended June 30, 2021, the share in net loss of associates reported under the equity method was $78.1 million as compared to the share of net loss of $7.3 million for the six months ended June 30, 2020. The change was primarily attributable to an increase in Gelesis losses reported under IFRS for the six months ended June 30, 2021 as compared to the losses reported for the six months ended June 30, 2020, due to an increase in the fair value of Gelesis financial instrument liabilities that are accounted for as FVTPL. Taxation Income tax benefit was $17.4 million for the six months ended June 30, 2021, as compared to income tax expense of $50.8 million for the six months ended June 30, 2020. The change in income tax expense was primarily attributable to the pre-tax income earned during the six months ended June 30, 2020, as compared to the pre-tax loss incurred during the six months ended June 30, 2021. For information on the change in the tax rate, see Note 21 in the Condensed consolidated financial statements. Critical Accounting Policies and Significant Judgments and Estimates Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as adopted for use in the UK. The Condensed Consolidated Financial Statements also comply fully with IFRS as issued by the International Accounting Standards Board (IASB). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions. Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. Cash Flow and Liquidity Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including: • the expenses incurred in the development of wholly-owned and Controlled-Founded Entity therapeutic candidates; • the revenue, if any, generated by wholly-owned and Controlled-Founded Entity therapeutic candidates; • the revenue, if any, generated from licensing and royalty agreement with Founded Entities; • the financing requirements of the Internal segment, Controlled-Founded Entities segment and Parent segment; and • the investment activities in the Internal, Controlled-Founded Entities, and Non-Controlled Founded Entities and Parent segments. As of June 30, 2021, we had consolidated cash and cash equivalents of $439.8 million. As of June 30, 2021, we had PureTech Level cash and cash equivalents of $409.7 million (for a definition of PureTech Level cash and cash equivalent, see paragraph "Cash flow and liquidity"in this Financial review). Cash Flows The following table summarizes our cash flows for each of the periods presented: Six Months Ended June 30, (in thousands) 2021 2020 Net cash used in operating activities $ (65,366) $ (56,098) Net cash provided by investing activities 114,964 266,052 Net cash used in financing activities (13,713) (2,194) Net increase in cash and cash equivalents $ 35,886 $ 207,760 Operating Activities Net cash used in operating activities was $65.4 million for the six months ended June 30, 2021, as compared to $56.1 million for the six months ended June 30, 2020. The increase in outflows is primarily attributable to our higher operating loss and higher income taxes paid of $3.1 million, partially offset by timing and receipts of payments in the normal course of business. Investing Activities

Net cash provided by investing activities was $115.0 million for the six months ended June 30, 2021, as compared to inflows of $266.1 million for the six months ended June 30, 2020, resulting in a decrease of $151.1 million in net cash provided by investing activities . The decrease in the net cash provided by investing activities was primarily attributed to the decrease in proceeds from the sale of investments held at fair value of $131.0 million and the fact that for the six months ended June 30, 2020 the Company had proceeds of $30.1 million from maturity of short term investments while for the six months ended June 30, 2021 there were no such cash inflows. This decrease was slightly offset by the fact that during the six months ended June 30, 2020 we had purchases of associate preferred shares of $10.6 million, while for the six months ended June 30, 2021 there were no such cash outflows. Financing Activities Net cash used in financing activities was $13.7 million for the six months ended June 30, 2021, as compared to $2.2 million for the six months ended June 30, 2020, resulting in an increase of $11.5 million in the net cash used in financing activities. The increase in the net cash used for financing activities was primarily attributable to the decrease in proceeds from issuance of preferred shares or convertible notes in subsidiaries of $9.8 million and to a much lesser extent an increase of $0.8 million in the outflows associated with settlement and vesting of share based awards. Funding Requirements We have incurred operating losses since inception. Based on our current plans, we believe our existing cash and cash equivalents at June 30, 2021 will be sufficient to fund our operations and capital expenditure requirements into the first quarter of 2025. We expect to incur substantial additional expenditures in the near term to support our ongoing activities. Additionally, we expect to incur some additional costs as a result of operating as a U.S. public company and anticipate to continue to incur net operating losses for the foreseeable future as is typical for for pre-revenue biotechnology companies. Our ability to fund our therapeutic development and clinical operations as well as commercialization of our wholly-owned therapeutic candidates, will depend on the amount and timing of cash received from planned financings and potential business development activities. Our future capital requirements will depend on many factors, including: • the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly- owned therapeutic candidates; • the costs of commercialization activities, including product marketing, sales and distribution; • the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; • the emergence of competing technologies and products and other adverse marketing developments; • the effect on our therapeutic and product development activities of actions taken by the FDA, EMA or other regulatory authorities; • our degree of success in commercializing our wholly-owned therapeutic candidates, if and when approved; and • the number and types of future therapeutics we develop and commercialize. A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate. Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future. Condensed Consolidated Statements of Comprehensive Income/(Loss) For the six months ended June 30 Note 2021 $000s 2020 $000s Unaudited Unaudited Contract revenue 3 2,391 5,465 Grant revenue 3 3,445 1,379 Total revenue 5,836 6,844 Operating expenses: General and administrative expenses (25,586) (21,376) Research and development expenses (48,330) (38,250) Operating income/(loss) (68,080) (52,782) Other income/(expense): Gain/(loss) on investments held at fair value 5 74,415 276,910 Loss realized on sale of investments 5 (7,500) (44,539) Other income/(expense) 18 595 482 Other income/(expense) 67,510 232,852 Finance income/(costs): Finance income 7 119 1,032 Finance income/(costs) – contractual 7 (2,755) (1,213) Finance income/(costs) – fair value accounting 7 (13,616) 1,866 Net finance income/(costs) (16,252) 1,685 Share of net income/(loss) of associates accounted for using the equity method (78,108) (7,271) Income/(loss) before taxes (94,931) 174,483 Taxation 21 17,378 (50,775) Income/(Loss) for the period (77,553) 123,708 Other comprehensive income/(loss): Total other comprehensive income/(loss) — — Total comprehensive income/(loss) for the period (77,553) 123,708 Income/(loss) attributable to: Owners of the Company (75,395) 123,957 Non-controlling interests 16 (2,158) (249) (77,553) 123,708 Comprehensive income/(loss) attributable to: Owners of the Company (75,395) 123,957 Non-controlling interests 16 (2,158) (249) (77,553) 123,708 $ $ Earnings/(loss) per share: Basic earnings/(loss) per share 8 (0.26) 0.43 Diluted earnings/(loss) per share 8 (0.26) 0.42 The accompanying notes are an integral part of these financial statements. Condensed Consolidated Statements of Financial Position

As of Note June 30, 2021 $000s December 31, 2020 $000s Unaudited Audited Assets Non-current assets Property and equipment, net 9 23,327 22,777 Right of use asset, net 18 18,626 20,098 Intangible assets, net 10 898 899 Investments held at fair value 5 401,468 530,161 Investments in associates 5 — — Lease receivable – long-term 18 1,497 1,700 Other non-current assets 11 11 Total non-current assets 445,826 575,645 Current assets Trade and other receivables 3,438 2,558 Prepaid expenses 5,331 5,405 Lease receivable – short-term 18 398 381 Other financial assets 2,124 2,124 Cash and cash equivalents 439,766 403,881 Total current assets 451,057 414,348 Total assets 896,883 989,994 Equity and liabilities Equity Share capital 5,419 5,417 Share premium 289,013 288,978 Merger reserve 138,506 138,506 Translation reserve 469 469 Other reserve (50,443) (24,050) Retained earnings/(accumulated deficit) 185,034 260,429 Equity attributable to the owners of the Company 567,997 669,748 Non-controlling interests 16 (6,625) (16,209) Total equity 561,372 653,539 Non-current liabilities Deferred tax liability 21 74,468 108,626 Lease liability, non-current 18 30,463 32,088 Long-term loan 15 14,974 14,818 Liability for share based awards 6 1,658 — Total non-current liabilities 121,562 155,531 Current liabilities Deferred revenue 3 560 1,472 Lease liability, current 18 3,460 3,261 Trade and other payables 17 39,850 21,826 Subsidiary: Notes payable 13, 14 28,690 26,455 Warrant liability 13 9,233 8,206 Preferred shares 12, 13 131,511 118,972 Other current liabilities 644 732 Total current liabilities 213,948 180,924 Total liabilities 335,510 336,455

Total equity and liabilities	896,883	989,994

Please refer to the accompanying Notes to the condensed consolidated financial information. Registered number: 09582467.

The Condensed Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on August 23, 2021 and signed on its behalf by:

Daphne Zohar
Chief Executive Officer
August 23, 2021

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Changes in Equity

For the six months ended June 30

	Share Capital									
	Shares	Amount $000s	Share premium $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2020	**285,370,619**	**5,408**	**287,962**	**138,506**	**—**	**(18,282)**	**254,444**	**668,037**	**(17,639)**	**650,398**
Net income/(loss)	—	—	—	—	—	—	123,957	123,957	(249)	123,708
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**—**	**—**	**—**	**123,957**	**123,957**	**(249)**	**123,708**
Exercise of share-based awards	141,842	3	263	—	—	—	—	265	1	266
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	(171)	—	(171)	—	(171)
Equity settled share-based awards	—	—	—	—	—	4,200	—	4,200	1,005	5,206
Settlement of restricted stock units	—	—	—	—	—	(12,522)	—	(12,522)	—	(12,522)
Distributions	—	—	—	—	—	—	—	—	(6)	(6)
As at June 30, 2020 (unaudited)	**285,512,461**	**5,411**	**288,225**	**138,506**	**—**	**(26,776)**	**378,400**	**783,766**	**(16,887)**	**766,878**

	Shares	Amount $000s	Share premium $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
As at January 1, 2021	**285,885,025**	**5,417**	**288,978**	**138,506**	**469**	**(24,050)**	**260,429**	**669,748**	**(16,209)**	**653,539**
Net income/(loss)	—	—	—	—	—	—	(75,395)	(75,395)	(2,158)	(77,553)
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**—**	**—**	**—**	**(75,395)**	**(75,395)**	**(2,158)**	**(77,553)**
Exercise of share-based awards	645,640	1	36	—	—	—	—	37	6	43
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	(122)	—	(122)	—	(122)
Equity settled share-based awards	—	—	—	—	—	3,468	—	3,468	3,075	6,544
Settlement of restricted stock units	—	—	—	—	—	(10,749)	—	(10,749)	—	(10,749)
Reclassification of equity settled awards to liability awards	—	—	—	—	—	(6,773)	—	(6,773)	—	(6,773)
Vesting of share-based awards and net share exercise	—	—	—	—	—	(2,582)	—	(2,582)	—	(2,582)
Acquisition of subsidiary non-controlling interest	—	—	—	—	—	(9,636)	—	(9,636)	8,668	(968)
Distributions	—	—	—	—	—	—	—	—	(6)	(6)
Balance June 30, 2021 (unaudited)	**286,530,665**	**5,419**	**289,013**	**138,506**	**469**	**(50,443)**	**185,034**	**567,997**	**(6,625)**	**561,372**

The accompanying notes are an integral part of these financial statements. Condensed Consolidated Statements of Cash Flows For the six months ended June 30 Note 2021 $000s 2020 $000s Unaudited Unaudited Cash flows from operating activities Income/(loss) (77,553) 123,708 Adjustments to reconcile net operating loss to net cash used in operating activities: Non-cash items: Depreciation and amortization 9, 18 3,648 3,182 Equity and liability settled share-based payment expense 6 5,639 5,206 (Gain)/loss on investments held at fair value 5 (74,415) (276,910) Realized loss on sale of investments 5 7,500 44,539 Disposal of assets 9 (2) 15 Share of net (income)/loss of associates accounted for using the equity method 5 78,108 7,271 Income taxes, net 21 (17,378) 50,775 Finance costs, net 7 16,252 (1,686) Forgiveness of PPP Loan (68) — Changes in operating assets and liabilities: Accounts receivable (881) (80) Prepaid expenses and other current assets 74 (28) Deferred revenues 3 (912) (4,971) Trade and other payables 17 (428) (6,991) Other liabilities — 368 Other — (6) Income taxes paid (3,364) (295) Interest received 119 1,004 Interest paid (1,705) (1,200) Net cash used in operating activities (65,366) (56,098) Cash flows from investing activities: Purchase of property and equipment 9 (2,724) (2,054) Proceeds from sale of property and equipment 2 — Purchase of associate preferred shares held at fair value 5 — (10,650) Purchase of investments held at fair value 5 (500) (500) Sale of investments held at fair value 5 118,000 248,970 Receipt of payment of sublease 18 186 171 Proceeds from maturity of short-term investments — 30,116 Net cash provided by investing activities 114,964 266,052 Cash flows from financing activities: Receipt of PPP loan — 68 Proceeds from issuance of convertible notes in subsidiary 14 1,415 — Payment of lease liability 18 (1,425) (1,256) Exercise of stock options 43 266 Settlement of RSU's (10,749) (12,522) Vesting of restricted stock units and net share exercise (2,582) — Issuance of preferred shares of subsidiaries 12 — 11,250 Acquisition of a non-controlling Interest of a subsidiary (408) — Subsidiary dividend payments (6) — Net cash used in financing activities (13,713) (2,194) Effect of exchange rates on cash and cash equivalents — — Net increase in cash and cash equivalents 35,886 207,760 Cash and cash equivalents at beginning of year 403,881 132,360

Cash and cash equivalents at end of period	**439,766**	340,120
Supplemental disclosure of non-cash investment and financing activities:		
Contingent consideration in purchase of non controlling interest	**560**	—

The accompanying notes are an integral part of these financial statements.

Notes to the Condensed Consolidated Financial Statements

1. General information

Description of Business

PureTech Health plc ("PureTech," the "Parent" or the "Company") is a public company incorporated, domiciled and registered in the United Kingdom ("UK"). The registered number is 09582467 and the registered address is 8th Floor, 20 Farringdon Street, London EC4A 3AE, United Kingdom.

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others.

PureTech's Condensed Consolidated Financial Statements ("interim financial statements") consolidate those of the Company and its subsidiaries (together referred to as the "Group").

The accounting policies applied consistently to all periods presented in these half-yearly Condensed Consolidated Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements in its 2020 Annual Report and Accounts.

Basis of accounting

These interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting as adopted for use in the UK and also comply fully with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The annual financial statements of the Group for the year ended December 31, 2021 will be prepared in accordance with UK-adopted international accounting standards. The condensed consolidated interim financial statements should be read in conjunction with the Group's last Consolidated Financial Statements as of and for the year ended December 31, 2020. The interim consolidated financial statements do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial information included in the annual report and accounts as of and for the year ended December 31, 2020 which was prepared in accordance with International Financial Reporting Standards (IFRSs) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. Certain amounts in the Condensed Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

These condensed consolidated half-yearly financial statements do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006. The comparative figures for the six months ended June 30, 2020 are not the Group's statutory accounts for that financial year. Those accounts were reported upon by the Group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498 (2) or (3) of the Companies Act 2006.

The unaudited interim Condensed Consolidated Financial Statements reflect all adjustments of a normal recurring nature that are necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year.

As of June 30, 2021 the Group had cash and cash equivalents of $439.8 million. Considering the Group's financial position as of June 30, 2021 and its principal risks and opportunities, a going concern analysis has been prepared for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group and the Company continue to maintain sufficient liquidity headroom and continue to comply with all financial obligations. Therefore, the

Directors believe the Group is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements, irrespective of uncertainty regarding the duration and severity of the COVID-19 pandemic and the global macroeconomic impact of the pandemic. Accordingly, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Condensed Consolidated Financial Statements. These condensed financial statements were authorized for issue by the Company’s Board of Directors on August 23, 2021. COVID-19 Pandemic In December 2019, illnesses associated with COVID-19 were reported and the virus has since caused widespread and significant disruption to daily life and economies across geographies. The World Health Organization has classified the outbreak as a pandemic. Our business, operations and financial condition and results have not been significantly impacted during the six months ended June 30, 2021 as a result of the COVID-19 pandemic. In response to the COVID-19 pandemic, the Group has taken swift action to ensure the safety of our employees and other stakeholders. The Group continues to monitor the latest developments regarding the COVID-19 pandemic on our business, operations, and financial condition and results. Significant Accounting policies There have been no significant changes in the Group’s accounting policies from those disclosed in our Consolidated Financial Statements as of and for the year ended December 31, 2020. The significant accounting policies we use for half-year financial reporting are disclosed in Note 1, Accounting policies of the accompanying notes to the Consolidated Financial Statements included in our 2020 Annual Report. Adoption of New Accounting Standards There have been no recent new accounting standards that have had an impact on the Company’s Condensed Consolidated Financial Statements. 2. New Standards and Interpretations Not Yet Adopted A number of new standards, interpretations, and amendments to existing standards are effective for annual periods commencing on or after January 1, 2021 and have not been applied in preparing the consolidated financial information. The Company’s assessment of the impact of these new standards and interpretations is set out below. Effective January 1, 2023, the definition of accounting estimates has been amended as an amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. This amendment is not expected to have an impact on the Company's financial statements. Effective January 1, 2023, IAS 1 has been amended to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The Company does not expect this amendment will have a material impact on its financial statements. None of the other new standards, interpretations, and amendments are applicable to the Company’s financial statements and therefore will not have an impact on the Company. 3. Revenue Revenue recorded in the Condensed Consolidated Statement of Comprehensive Income/(Loss) consists of the following: For the six months ended June 30, 2021 $000s 2020 $000s Contract revenue 2,391 5,465 Grant income 3,445 1,379 Total revenue 5,836 6,844 All amounts recorded in contract revenue were generated in the United States. Primarily all of the Company’s contracts as of June 30, 2021 and 2020 were determined to have a single performance obligation which consists of a combined deliverable of license to intellectual property and research and development services. Therefore, for such contracts, revenue is recognized over time based on the input method which the Company believes is a faithful depiction of the transfer of goods and services. Progress is measured based on costs incurred to date as compared to total projected costs. Payments for such contracts are primarily made up front at the inception of the contract (or upon achieving a milestone event) and to a lesser extent payments are made periodically over the contract term.

Disaggregated Revenue

The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

Timing of contract revenue recognition

For the six months ended June 30,	2021 $000s	2020 $000s
Transferred at a point in time – Licensing Income[1]	**179**	—
Transferred over time[2]	**2,212**	5,465
	2,391	5,465

1 2021 – Attributed to Parent Company and Other ($105 thousand) and to Controlled Founded Entities segment ($74 thousand);

2 2021 – Attributed to Internal segment ($1,594 thousand) and Controlled Founded Entities segment ($618 thousand); 2020 – Attributed to Internal segment ($5,064 thousand), and Controlled Founded Entities segment ($401 thousand).

Customers over 10% of revenue	2021 $000s	2020 $000s
Customer A	**—**	1,518
Customer B	**610**	339
Customer C	**879**	2,398
Customer D	**715**	1,148
	2,204	5,403

4. Segment Information

The Group has identified multiple reportable segments as presented below. There was no change to reportable segments in 2021, except the change in the composition of the segments with respect to Alivio, as explained below. Substantially, all of the revenue and profit generating activities of the Group are generated within the United States and accordingly, no geographical disclosures are provided.

During the six months ended June 30, 2021, the Company acquired the non-controlling interest in Alivio and since then Alivio is wholly owned by the Company and is managed within the Internal segment. The Company has revised in these financial statements the prior period financial information to conform to the presentation as of and for the period ending June 30, 2021. The change in segments reflects how the Company's Board of Directors reviews the Group's results, allocates resources and assesses performance of the Group at this time.

Information About Reportable Segments:

	For the six months ended June 30, 2021 $000s				
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Condensed Consolidated Statements of Comprehensive Income/(Loss)					
Contract revenue	**1,594**	**691**	**—**	**105**	**2,391**
Grant revenue	**853**	**2,592**	**—**	**—**	**3,445**
Total revenue	**2,447**	**3,284**	**—**	**105**	**5,836**
General and administrative expenses	**(4,335)**	**(10,259)**	**—**	**(10,992)**	**(25,586)**
Research and development expenses	**(27,246)**	**(20,953)**	**—**	**(130)**	**(48,330)**
Operating income/(loss)	**(29,134)**	**(27,929)**	**—**	**(11,017)**	**(68,080)**
Other income/(expense):					
Gain/(loss) on investments held at fair value	**—**	**—**	**—**	**74,415**	**74,415**
Loss realized on sale of investments	**—**	**—**	**—**	**(7,500)**	**(7,500)**
Other income/(expense)	**—**	**71**	**—**	**524**	**595**

Total other income/(expense)	—	71	—	67,439	67,510
Net finance income/(costs)	(284)	(15,751)	—	(217)	(16,252)
Share of net income/(loss) of associates accounted for using the equity method	—	—	—	(78,108)	(78,108)
Income/(loss) before taxes	(29,418)	(43,609)	—	(21,904)	(94,931)
Income/(loss) before taxes pre IFRS 9 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(27,376)	(26,095)	—	(19,142)	(72,613)
Finance income/(costs) – IFRS 9 fair value accounting	—	(13,616)	—	—	(13,616)
Share-based payment expense	(1,435)	(3,079)	—	(1,124)	(5,639)
Depreciation of tangible assets	(607)	(811)	—	(756)	(2,174)
Amortization of ROU assets	—	(6)	—	(882)	(888)
Amortization of intangible assets	—	(1)	—	—	(1)
Taxation	—	—	—	17,378	17,378
Income/(loss) for the period	(29,418)	(43,609)	—	(4,526)	(77,553)
Other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income/(loss) for the period	(29,418)	(43,609)	—	(4,526)	(77,553)
Total comprehensive income/(loss) attributable to:					
Owners of the Company	(29,322)	(41,534)	—	(4,539)	(75,395)
Non-controlling interests	(96)	(2,075)	—	13	(2,158)

	June 30, 2021 $000s				
Condensed Consolidated Statement of Financial Position:					
Total assets	71,246	44,807	—	780,830	896,883
Total liabilities[1]	140,064	218,354	—	(22,908)	335,510
Net assets/(liabilities)	(68,818)	(173,547)	—	803,738	561,372

1 Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $129.1 million.

	For the six months ended June 30, 2020 $000s				
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Condensed Consolidated Statements of Comprehensive Income/(Loss)					
Contract revenue	5,064	401	—	—	5,465
Grant revenue	941	438	—	—	1,379
Total revenue	6,005	839	—	—	6,844
General and administrative expenses	(2,086)	(5,638)	—	(13,652)	(21,376)
Research and development expenses	(19,710)	(18,500)	—	(40)	(38,250)
Operating income/(loss))	(15,791)	(23,299)	—	(13,692)	(52,782)
Other income/(expense):					
Gain/(loss) on investments held at fair value	—	—	—	276,910	276,910
Loss realized on sale of investments	—	—	—	(44,539)	(44,539)
Other income/(expense)	—	4	—	478	482
Other income/(expense)	—	4	—	232,848	232,852
Net finance income/(costs)	(254)	1,417	—	522	1,685
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	(7,271)	(7,271)
Income/(loss) before taxes	(16,045)	(21,879)	—	212,407	174,483

(Loss)/income before taxes pre IFRS 9 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(14,226)	(21,499)	—	216,730	181,005
Finance income/(costs) – IFRS 9 fair value accounting	—	1,866	—	—	1,866
Share-based payment expense	(1,423)	(883)	—	(2,900)	(5,206)
Depreciation of tangible assets	(396)	(777)	—	(782)	(1,955)
Amortization of ROU assets	—	(586)	—	(641)	(1,227)
Amortization of intangible assets	—	—	—	—	—
Taxation	—	(1)	—	(50,774)	(50,775)
Income/(loss) for the period	(16,045)	(21,880)	—	161,632	123,708
Total comprehensive income/(loss) for the period	(16,045)	(21,880)	—	161,632	123,708
Total comprehensive income/(loss) attributable to:					
Owners of the Company	(15,975)	(21,695)	—	161,627	123,957
Non-controlling interests	(70)	(185)	—	6	(249)
		December 31, 2020 $000s			
Condensed Consolidated Statement of Financial Position:					
Total assets	89,214	67,433	—	833,347	989,994
Total liabilities	130,049	200,457	—	5,949	336,455
Net (liabilities)/assets	(40,835)	(133,023)	—	827,397	653,539

5. Investments

Investments held at fair value

Investments held at fair value include both unlisted and listed securities held by PureTech. These investments, which include interests in Akili, Vor, Karuna, Gelesis (other than the investment in common shares which is accounted for under the equity method), and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded to the profit and loss statement. Interests in these investments were accounted for as shown below:

Investments held at fair value	$000's
Balance as of January 1, 2021 before allocation of share in associate loss to long-term interest	553,167
Sale of Karuna shares	(118,000)
Loss realised on sale of investments (see below)	(7,500)
Cash purchase of Vor preferred shares	500
Unrealized gain/(loss) – fair value through profit and loss	74,415
Balance as of June 30, 2021 before allocation of share in associate loss to long-term interest	**502,582**
Share of associate loss allocated to long-term interest	(101,114)
Balance as of June 30, 2021 after allocation of share in associate loss to long-term interest	**401,468**

Gelesis

2020

On April 1, 2020, PureTech participated in the second closing of Gelesis' Series 3 Growth Preferred Share financing. For consideration of $10.0 million, PureTech received 579,038 Series 3 Growth Preferred Shares.

During the six months ended June 30, 2021 and 2020, the Company recognized a gain of $39.0 million and $2.4 million, respectively related to the preferred shares and warrants that was recorded in the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 13 for information regarding the valuation of these instruments. See below for the allocation of share in Gelesis's losses to the investment in Gelesis preferred shares.

Vor

2020 On February 12, 2020, PureTech participated in the second closing of Vor’s Series A-2 Preferred Share financing. For consideration of $0.7 million, PureTech received 1,625,000 A-2 Preferred shares. On June 30, 2020, PureTech participated in the first closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received 961,538 B Preferred shares. 2021 On January 8, 2021 PureTech participated in the second closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received an additional 961,538 B Preferred shares. On February 9, 2021, Vor closed its initial public offering (IPO) of 9,828,017 shares of its common stock at a price to the public of $18.00 per share. Subsequent to the closing, PureTech held 3,207,200 shares of Vor common stock, representing 8.6 percent of Vor common stock. Following its IPO, the valuation of Vor common stock is based on level 1 inputs in the fair value hierarchy. See Note 13. During the six months ended June 30, 2021 and 2020 the Company recognized a gain of $26.4 million and a loss of $1.4 million, respectively that was recorded in the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 13 for information regarding the valuation of these instruments. Karuna 2020 On January 22, 2020, PureTech sold 2,100,000 common shares of Karuna for aggregate proceeds of $200.9 million. On May 26, 2020, PureTech sold an additional 555,500 Karuna common shares for aggregate proceeds of $45.0 million. As a result of these sales, the Company recorded a loss of $54.8 million, attributable to blockage discount included in the sales price, to the line item Loss Realised on Sale of Investment within the Condensed Consolidated Statement of Comprehensive Income/ (Loss) for the six months ended June 30, 2020. See below for gain recorded in respect of the change in fair value of the Karuna investment. 2021 On February 9, 2021 the Group sold 1,000,000 common shares of Karuna for $118.0 million. Following the sale the Group holds 2,406,564 common shares of Karuna representing 8.2 percent of Karuna common stock at the time of sale. As a result of the sale, the Company recorded a loss of $7.5 million, attributable to blockage discount included in the sales price, to the line item Loss Realised on Sale of Investment within the Condensed Consolidated Statement of Comprehensive Income/ (Loss) for the six months ended June 30, 2021. See below for gain recorded in respect of the change in fair value of the Karuna investment. During the six months ended June 30, 2021 and 2020 the Company recognized a gain of $53.8 million and $261.4 million, respectively that was recorded on the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). As of June 30, 2021, PureTech continued to hold Karuna common shares or 8.1 percent of total outstanding Karuna common shares. Please refer to Note 13 for information regarding the valuation of these instruments. Akili On May 25, 2021 Akili completed its Series D financing for gross proceeds of $110.0 million in which Akili issued 13,053,508 Series D preferred shares. The Group did not participate in this round of financing and as a result, the Group's interest in Akili was reduced from 41.9 percent to 27.5 percent. During the six months ended June 30, 2021 and 2020, the Company recognized a loss of $44.0 million and a gain of $14.3 million, respectively that was recorded on the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 13 for information regarding the valuation of these instruments, which excludes any potential impact of recent sector developments. Investment in associate The Group's investment in Gelesis common stock was reduced to $0 in 2020 due to the equity method losses incurred against the investment. Additional equity method losses were recognized against the Group's investment in Gelesis preferred shares (which are considered to be long-term interests) in fiscal year 2020 and during the six months ended June 30, 2021 up until the investment in Gelesis preferred shares was also reduced to $0. See above. The equity method losses recognized during the six months ended June 30, 2021 amounted to $78.1 million. An additional $30.4 million of equity method losses were not recognized as the net investment in Gelesis was reduced to nil and the Group has not incurred any legal or constructive obligations or made payments on behalf of Gelesis. 6. Share-based Payments

Share-based payments includes stock options, restricted stock units (RSUs) and performance-based RSUs. Share based payments are recognized as an expense based on the grant date fair value of the awards, except certain RSUs to executive management, see below.

Share-based Payment Expense

The Group share-based payment expense for the six months ended June 30, 2021 and 2020, were comprised of charges related to the PureTech Health plc incentive stock and stock option issuances and subsidiary stock plans.

The following table provides the classification of the Group's consolidated share-based payment expense as reflected in the Consolidated Statement of Income/(Loss):

Six months ended June 30,	**2021** **$000s**	2020 $000s
General and administrative	**3,514**	3,522
Research and development	**2,125**	1,684
Total	**5,639**	5,206

The Performance Share Plan

In June 2015, the Group adopted the Performance Stock Plan (PSP). Under the PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees of, and other individuals providing services to the Company and its subsidiaries up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between two and four years, provided the recipient remains continuously engaged as a service provider.

The share-based awards granted under the PSP expire 10 years from the grant date. As of June 30, 2021, the Company had issued share-based awards to purchase an aggregate of 16,588,396 shares under this plan.

RSUs

During the six months ended June 30, 2021, the Company issued to a consultant 75,757 RSUs subject to service conditions. During the six months ended June 30, 2021, the Company issued no new market or performance-based RSUs. During the six months ended June 30, 2020, the Company issued no new service, market and performance based RSUs under the PSP.

Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are based on a cliff vesting schedule over a three-year requisite service period in which the Company recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs. Vesting of the RSUs is subject to the satisfaction of performance and market conditions. The grant date fair value of the market condition awards was measured to reflect such conditions and for equity settled awards there is no true-up for differences between expected and actual outcomes.

The Company recognizes the estimated fair value of these performance-based awards as share-based compensation expense over the performance period based upon its determination of whether it is probable that the performance targets will be achieved. The Company assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.

The fair value of the market and performance-based awards is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.

The performance and market conditions attached to the RSU awards are based on the achievement of total shareholder return ("TSR"), with 50.0 percent of the shares under the award vesting based on the achievement of absolute TSR targets, 12.5 percent of the shares under the award vesting based on TSR as compared to the FTSE 250 Index, 12.5 percent of the shares under the award vesting based on TSR as compared to the MSCI Europe Health Care Index, and 25.0 percent of the shares under the award vesting based on the achievement of strategic targets. The RSU award performance criteria have changed over time as the criteria is continually evaluated by the Group's Remuneration Committee.

In 2017, the Company granted certain executives RSUs that vested based on the service, market and performance conditions, as described above. The vesting of all RSUs was achieved by December 31, 2019 where all service, market and performance conditions were met. The remuneration committee of PureTech's board of directors approved the achievement of the vesting conditions as of December 31, 2019 and reached the decision during the six months ended June 30, 2020 to cash settle the 2017 RSUs. The settlement value was determined based on the 3 day average closing price of the shares. The settlement value was $12.5 million (which after deducting tax withheld on behalf of recipients amounted to $7.2 million). The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction in the financial statements as of and for the six months ended June 30, 2020, whereby the full repurchase cash settlement amount was charged to equity in Other reserves.

Similarly in 2018, the Company granted certain executives RSUs that vested based on service, market and performance conditions, as described above. The vesting of all RSUs was achieved by December 31, 2020 where all service, market and performance conditions were met. In February 2021 the remuneration committee of PureTech's board of directors approved the achievement of the vesting conditions as of December 31, 2020 and on May 28, 2021 reached the decision to cash settle RSUs to certain employees while others were issued shares. The settlement value was determined based on the three day average closing price of the shares. The settlement value was $10.7 million (which after deducting tax withheld on behalf of recipients amounted to $6.4 million). The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction, whereby the full repurchase cash settlement amount was charged to equity in Other reserves in the financial statements as of and for the six months ended June 30, 2021.

Following the different cash settlements, the Company concluded that although the remaining RSUs are to be settled by shares according to their respective agreements, and any cash settlement is at the Company's discretion, due to past practice of cash settlement to multiple employees, some for multiple years, these RSUs should be treated as liability awards and as such adjusted to fair value at every reporting date with changes in fair value recorded in earnings as stock based compensation expense.

Consequently, the Company reclassified $1.9 million from equity to other non-current liabilities and $4.8 million from equity to other payables equal to the fair value of the awards at the date of reclassification. The Company treated the excess of the fair value at the reclassification date over the grant date fair value of the RSUs (for the portion of the vesting period that has already elapsed) in the amount of $2.9 million as an equity transaction. Therefore the full amount of the liability at reclassification was recorded as a charge to equity. The changes in fair value of the liability from reclassification date to balance sheet date will be recorded as stock-based compensation expense in the Consolidated Statement of Comprehensive Income (loss).

The Company incurred share-based payment expenses for performance and market based RSUs of $0.3 million income and $2.7 million expense for the six months ended June 30, 2021 and 2020 , respectively. The income for the six months ended June 30, 2021 included $0.9 million income for the reduction in the liability settled award from the date of the reclassification to the balance sheet date due to reduction in the Company's share price. In addition, the expense for the RSU awards prior to the reclassification date was reduced due to the forfeiture of awards of executives that terminated their employment.

Stock Options

During the six months ended June 30, 2021 and 2020, the Company granted 1,912,500 and 665,392 stock option awards under the PSP, respectively.

Stock options are treated as equity settled awards. The fair value of the stock options awarded by the Company was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted- average assumptions:

For the six months ended June 30,	**2021**	2020
Expected volatility	**41.20 %**	39.00 %
Expected terms (in years)	**6.16**	5.65
Risk-free interest rate	**1.02 %**	0.75 %
Expected dividend yield	**—**	—
Grant date fair value	**$2.04**	$1.11

As of June 30, 2021, 5,592,775 incentive options are exercisable with a weighted-average exercise price of $1.45. Exercise prices ranged from $0.01 to $4.58.

The Company incurred share-based payment expense for the stock options of $2.8 million and $1.5 million for the six months ended June 30, 2021 and 2020, respectively.

Significant Subsidiary Plans

The subsidiaries incurred $3.1 million and $1.0 million in share-based payment expense for the six months ended June 30, 2021 and 2020, respectively.

Vedanta 2010 Stock Incentive Plan

In 2010, the Board of Directors of Vedanta approved the 2010 Stock Incentive Plan (the “Vedanta Plan”). Through subsequent amendments, as of June 30, 2021, it allowed for the issuance of 2,297,055 share-based compensation awards through incentive share options, nonqualified share options, and restricted shares to employees, directors, and nonemployees providing services to Vedanta. At June 30, 2021, 72,827 shares remained available for issuance under the Vedanta Plan. The options granted under Vedanta Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Vedanta’s Board of Directors. Options granted under the Vedanta Plan are exercisable at a price per share not less than the fair market value of the underlying ordinary shares on the date of grant. The estimated grant date fair value of the options is recognized as an expense over the options’ vesting period. The fair value of the stock option grants has been estimated at the date of grant using the Black-Scholes option pricing model with the following range of assumptions: For the six months ended June 30, 2021 2020 Assumption/Input Expected award life (in years) 7.00 6.00 Expected award price volatility 88.33% 78.24% Risk free interest rate 1.14% 0.79% Expected dividend yield — — Grant date fair value $14.77 $13.13 Share price at grant date $19.43 $19.59 Vedanta incurred share-based compensation expense of $2.6 million and $0.8 million for the six months ended June 30, 2021 and 2020, respectively. Other Subsidiary Plans The stock-based compensation expense under plans at other subsidiaries of the Group not including Vedanta, was $0.4 million and $0.2 million for the six months ended June 30, 2021 and 2020, respectively. 7. Finance Cost, net The following table shows the breakdown of finance income and costs: 2021 $000s 2020 $000s For the six months ended June 30, Finance income Interest from financial assets not at fair value through profit or loss 119 1,032 Total finance income 119 1,032 Finance costs Contractual interest expense on notes payable (852) (13) Interest expense on other borrowings (752) — Interest expense on lease liability (1,106) (1,200) Gain/(loss) on foreign currency exchange (45) — Total finance income/(costs) – contractual (2,755) (1,213) Gain/(loss) from change in fair value of warrant liability (1,027) 867 Gain/(loss) from change in fair value of preferred shares (12,539) 999 Gain/(loss) from change in fair value of convertible debt (50) — Total finance income/(costs) – fair value accounting (13,616) 1,866 Finance income/(costs), net (16,252) 1,685 8. Earnings/(Loss) per Share Basic earnings/(loss) per share is computed by dividing the income/(loss) attributable to the Company and available to ordinary shareholders by the weighted average number of ordinary shares. Dilutive earnings/loss per share is computed by dividing the income/(loss) attributable to the Company and available to ordinary shareholders by the sum of the weighted average number of ordinary shares and the number of additional ordinary shares that would have been outstanding if the Company’s outstanding potentially dilutive securities had been issued. During the six months ended June 30, 2021 the Company incurred a net loss and therefore all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the calculation amounted to 7,418,645 shares.

The following table sets forth the computation of basic and diluted earnings/(loss) per ordinary shares for the periods presented (in thousands, except for shares and per share amounts):

	2021	2020
Numerator:		
Income/(loss) attributable to the owners of the Company	**($75,395)**	$123,957
Denominator:		
Weighted average ordinary shares for basic earnings per ordinary share	**286,011,246**	285,487,375
Effect of dilutive securities	**—**	8,170,249
Weighted average ordinary shares for diluted earnings per ordinary share	**286,011,246**	293,657,624
Basic earnings/(loss) per ordinary share	**($0.26)**	$0.43
Diluted earnings/(loss) per ordinary share	**($0.26)**	$0.42

9. Property and Equipment

Cost	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2020	7,385	1,452	1,508	17,656	646	28,647
Additions, net of transfers	1,536	—	51	399	3,347	5,332
Disposals	(642)	—	(40)	—	—	(682)
Reclassifications	141	—	—	—	(141)	—
Balance as of December 31, 2020	8,420	1,452	1,519	18,054	3,852	33,297
Additions, net of transfers	300	—	—	183	2,241	2,724
Disposals	(27)	—	—	—	—	(27)
Reclassifications	2,211	—	—	248	(2,459)	—
Balance as of June 30, 2021	**10,904**	**1,452**	**1,519**	**18,485**	**3,634**	**35,994**

Accumulated depreciation and impairment loss	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2020	(2,968)	(239)	(1,030)	(2,955)	—	(7,192)
Depreciation	(1,572)	(215)	(297)	(1,860)	—	(3,944)
Disposals	576	—	40	—	—	616
Balance as of December 31, 2020	(3,965)	(454)	(1,287)	(4,815)	—	(10,520)
Depreciation	(981)	(105)	(101)	(987)	—	(2,174)
Disposals	27	—	—	—	—	27
Balance as of June 30, 2021	**(4,918)**	**(559)**	**(1,388)**	**(5,802)**	**—**	**(12,667)**

Property and Equipment, net	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of December 31, 2020	4,456	998	232	13,239	3,852	22,777
Balance as of June 30, 2021	**5,985**	**893**	**131**	**12,684**	**3,634**	**23,327**

Depreciation of property and equipment is included in the General and administrative expenses and Research and development expenses line items in the Condensed Consolidated Statements of Comprehensive Income/(Loss). The Company recorded depreciation expense of $2.2 million and $2.0 million for the six months ended June 30, 2021 and 2020, respectively.

10. Intangible Assets Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and accumulated amortization of intangible assets is as follows: Cost Licenses $000s Balance as of January 1, 2020 625 Additions 275 Balance as of December 31, 2020 900 Additions — Balance as of June 30, 2021 900 Accumulated amortization Licenses $000s Balance as of January 1, 2020 — Amortization (1) Balance as of December 31, 2020 (1) Amortization (1) Balance as of June 30, 2021 (2) Intangible assets, net Licenses $000s Balance as of December 31, 2020 899 Balance as of June 30, 2021 898 Substantially all the intangible asset licenses represent in-process-research-and-development assets since they are still being developed and are not ready for their intended use. As such, these assets are not yet amortized but tested for impairment annually. 11. Equity At June 30, 2021 and December 31, 2020, 286,530,665 and 285,885,025 common shares were outstanding, respectively, including all vested common shares issued pursuant to PureTech Health LLC Incentive Compensation arrangements as detailed in Note 6. 12. Subsidiary Preferred Shares IFRS 9 addresses the classification, measurement, and recognition of financial liabilities. Preferred shares issued by subsidiaries and affiliates often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties. The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the Company, that is not considered to be within the control of the Company. Therefore these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holder and mandatorily convertible into ordinary shares upon a subsidiary listing in a public market at a price above that specified in the subsidiary’s charter or upon the vote of the holders of subsidiary preferred shares specified in the charter. Under certain scenarios the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss, as mentioned above, no bifurcation is required. The preferred shares are entitled to vote with holders of common shares on an as converted basis. The Group recognized the preferred share balance upon the receipt of cash financing or upon the conversion of notes into preferred shares at the amount received or carrying balance of any notes and derivatives converted into preferred shares. The balance as of June 30, 2021 and December 31, 2020 represents the fair value of the instruments for all subsidiary preferred shares. The following summarizes the subsidiary preferred share balance:

As of June 30, 2021 and December 31, 2020	2021 $000s	2020 $000s
Entrega	**774**	1,291
Follica	**13,785**	12,792
Sonde	**9,979**	12,821
Vedanta Biosciences	**106,973**	92,068
Total subsidiary preferred share balance	**131,511**	118,972

As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of subsidiary preferred shares which are outstanding shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.

As of June 30, 2021 and December 31, 2020, the minimum liquidation preference reflects the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, which is as follows:

As of June 30, 2021 and December 31, 2020	2021 $000s	2020 $000s
Entrega	**2,216**	2,216
Follica	**6,405**	6,405
Sonde	**12,000**	12,000
Vedanta Biosciences	**86,161**	86,161
Total minimum liquidation preference	**106,782**	106,782

For the six months ended June 30, 2021 the Group recognized the following changes in the value of subsidiary preferred shares:

	$'000s
Balance as of January 1, 2021	118,972
Increase in value of preferred shares measured at fair value	12,539
Balance as of June 30, 2021	**131,511**

2020

In January 2020 and April 2020, Sonde Health issued and sold shares of Series A-2 preferred shares for aggregate proceeds of $4.8 million, of which none was contributed by PureTech.

In April 2020 and July 2020, Vedanta issued and sold shares of Series C-2 preferred shares for aggregate proceeds of $9.0 million, of which none was contributed by PureTech.

2021

During the six months ended June 30, 2021, there were no issuances of new preferred shares.

13. Financial Instruments

The Group's financial instruments consist of financial liabilities, including preferred shares, convertible notes, warrants and loans payable, as well as financial assets classified as assets held at fair value.

Fair Value Process

For financial instruments measured at fair value under IFRS 9 the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity within the Group was determined using a discounted cash flow income approach, replacement cost/asset approach, market scenario approach, or market backsolve approach through a recent arm's length financing round. The approaches, in order of strongest fair value evidence, are detailed as follows:

Valuation Method	Description
Market – Backsolve	The market backsolve approach benchmarks the original issue price (OIP) of the company's latest funding transaction as current value.

Market – Scenario The market scenario method is based on guideline transaction prices and multiples of similar public and private companies in initial public offerings and mergers and acquisitions. Income Based – DCF The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate. Asset/Cost The asset/cost approach considers reproduction or replacement cost as an indicator of value. As of June 30, 2021 and December 31, 2020, at each measurement date, the total fair value of preferred shares, warrants and convertible note instruments, including embedded conversion rights that are not bifurcated, was determined using the following allocation methods: option pricing model (“OPM”), Probability-Weighted Expected Return Method ("PWERM"), or Hybrid allocation framework. The methods are detailed as follows: Allocation Method Description OPM The OPM model treats preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. PWERM Under a PWERM, share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Hybrid The hybrid method (“HM”) is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenarios occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios. Valuation policies and procedures are regularly monitored by the Company’s finance group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed on their issuance date and then on an annual basis for reasonableness and compliance with the fair value measurements guidance under IFRS. The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements: Fair Value Hierarchy Level Description Level 1 Inputs that are quoted market prices (unadjusted) in active markets for identical instruments. Level 2 Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable, reasonable and robust, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed and the differences could be significant. COVID-19 Consideration At June 30, 2021, the Group assessed certain key assumptions within the valuation of its unquoted instruments and considered the impact of the COVID-19 pandemic on all unobservable inputs (Level 3). The assumptions considered with respect to COVID-19 included but were not limited to the following: exit scenarios and timing, discount rates, revenue assumptions as well as volatilities. The Group views any impact of the COVID-19 pandemic on its unquoted instruments as immaterial as of June 30, 2021. Subsidiary Preferred Shares Liability and Subsidiary Convertible Notes The following table summarizes the changes in the Group’s subsidiary preferred shares and convertible note liabilities measured at fair value, which were categorized as Level 3 in the fair value hierarchy: Subsidiary Preferred Shares $000s Subsidiary Convertible Notes $000s Balance at December 31, 2020 and January 1, 2021 118,972 25,000

Value at issuance	—	1,415
Accrued interest – contractual	—	770
Change in fair value	12,539	50
Balance at June 30, 2021	**131,511**	**27,235**

The change in fair value of preferred shares and convertible notes are recorded in Finance income/(costs) – fair value accounting in the Condensed Consolidated Statements of Comprehensive Income/(Loss).

The table below sets out information about the significant unobservable inputs used at June 30, 2021 in the fair value measurement of the Group's material subsidiary preferred shares liabilities categorized as Level 3 in the fair value hierarchy:

Fair Value at June 30, 2021	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
106,973	Market – Backsolve & Hybrid allocation	Estimated time to exit	0.80	
		Discount rate	30.0%	Fair value increase
		Volatility	95.0%	
14,559	Income – DCF & OPM allocation	Estimated time to exit	2.91	Fair value increase
		Discount rate	27.0%	
		Terminal value growth rate	(1.2)%	Fair value decrease
		Volatility	57.1%	Fair value decrease
9,979	Market – Backsolve, Cost Approach & OPM allocation	Estimated time to exit	2.00	
		Discount rate	27.2%	Fair value increase
		Volatility	42.5%	

Subsidiary Preferred Shares Sensitivity

The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group's subsidiary preferred shares liabilities, except with respect to Vedanta preferred share liabilities (Please refer to Note 12):

Input	Subsidiary Preferred Share Liability	
As of June 30, 2021	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Subsidiary Enterprise Value	-2 %	(422)
	+2%	495
Time to Liquidity	-6 Months	110
	+6 Months	(45)
Discount Rate	-5 %	11,909
	+5%	(5,641)

Vedanta preferred share liabilities were excluded from the sensitivity calculation as the value of such liabilities was based on a Market – Backsolve with a PWERM/Hybrid allocation model, and therefore changing any individual assumption would result in an unreasonable alternative value considering the circumstances on the financial reporting date.

Financial Assets Held at Fair Value

Karuna and Vor Valuation

Karuna (Nasdaq: KRTX) and Vor (Nasdaq: VOR) and additional immaterial investments are listed entities on an active exchange and as such the fair value for the six months ended June 30, 2021 was calculated utilizing the quoted common share price. Please refer to Note 5 for further details.

Akili and Gelesis

In accordance with IFRS 9, the Company accounts for its preferred share investments in Akili and Gelesis as financial assets held at fair value through the profit and loss. During the six months ended June 30, 2021, the Company recorded its investment in such preferred shares at fair value and recognized the change in fair value of such investments as a net loss of $5.1 million that was recorded to the Condensed Consolidated Statements of Comprehensive Income/(Loss) on the line item Gain/(loss) on investments held at fair value. The following table summarizes the changes in the Group’s investments held at fair value, which were categorized as Level 3 in the fair value hierarchy: $'000s Balance at January 1, 2021 before allocation of associate loss to long-term interest 206,892 Cash purchase of Vor preferred shares 500 Reclassification of Vor from level 3 to level 1 (33,365) Gain/(Loss) on changes in fair value (5,793) Balance as of June 30, 2021 before allocation of associate loss to long-term interest 168,235 Share of associate loss allocated to long-term interest (please refer to Note 5) (101,114) Balance as of June 30, 2021 after allocation of associate loss to long-term interest 67,120 The change in fair value of investments held at fair value are recorded in Gain/(loss) on investments held at fair value in the Condensed Consolidated Statements of Comprehensive Income/(Loss). The table below sets out information about the significant unobservable inputs used at June 30, 2021 in the fair value measurement of the Group’s material investments held at fair value categorized as Level 3 in the fair value hierarchy: Fair Value at June 30, 2021 Valuation Technique Unobservable Inputs Weighted Average Sensitivity to Decrease in Input 166,456 Market Backsolve – PWERM & Hybrid allocation Estimated time to exit 1.53 Fair value increase Discount rate 24.2% Fair value increase Volatility (used in Hybrid allocation) 56.0% The valuation of the Group's interest in Akili excludes any potential impact of recent sector developments. The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group’s investments held at fair value, except for the investment in Akili preferred shares (Please refer to Note 5): Input Investments Held at Fair Value As of June 30, 2021 Sensitivity Range Financial Asset Increase/ (Decrease) $000s Investee Enterprise Value -2% (1,932) +2% 1,852 Time to Liquidity '-6 Months 6,001 '+6 Months (7,754) Discount Rate -5% 1,532 5% (1,514) Akili investment in preferred shares was excluded from the sensitivity calculation as the value of such investment was based on a Market – Backsolve with a PWERM allocation model, and therefore changing any individual assumption would result in an unreasonable alternative value considering the circumstances on the financial reporting date. Warrants Warrants issued by subsidiaries within the Group are classified as liabilities, as they will be settled in a variable number of preferred shares. The following table summarizes the changes in the Group’s subsidiary warrant liabilities, which were categorized as Level 3 in the fair value hierarchy: Subsidiary Warrant Liability $000s Balance at December 31, 2020 and January 1, 2021 8,206

Change in fair value	1,027
Balance at June 30, 2021	**9,233**

The change in fair value of warrants are recorded in Finance income/(costs) – fair value accounting in the Condensed Consolidated Statements of Comprehensive Income/(Loss).

In connection with various amendments to its 2010 Loan and Security Agreement, Follica issued Series A-1 preferred share warrants at various dates in 2013 and 2014. Each of the warrants has an exercise price of $0.14 and a contractual term of ten years from the date of issuance. In 2017, in conjunction with the issuance of convertible notes, the exercise price of the warrants was adjusted to $0.07 per share.

In connection with the September 2, 2020 Oxford Finance LLC loan issuance, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030.

The change in the fair value of the subsidiary warrants was recorded in finance costs, net in the Condensed Consolidated Statements of Comprehensive Income/(Loss). The $9.2 million warrant liability at June 30, 2021 was largely attributable to the outstanding Follica preferred share warrants.

The table below sets out the weighted average of significant unobservable inputs used at June 30, 2021 with respect to determining the fair value of the Group's warrants categorized as Level 3 in the fair value hierarchy:

Assumption/Input	Warrants
Expected term	2.18
Expected volatility	59.4 %
Risk free interest rate	0.3 %
Expected dividend yield	— %
Estimated fair value of the preferred share	$3.65
Exercise price of the warrants	$0.37

The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group's warrant liabilities:

Input	Warrant Liability	
As at June 30, 2021	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Discount Rate used in the calculation of estimated fair value of the preferred share	-5 %	10,456
	+5%	(4,973)

Convertible Notes

Vedanta issued convertible promissory notes in December 2020 and Sonde issued convertible notes in April 2021 (collectively the "Notes"). See Note 14 Subsidiary Notes payable for further details. The Notes contain one or more embedded derivatives. The Company elected to account for these Notes as FVTPL liabilities, whereby the embedded derivatives are not bifurcated but rather the Notes are recorded at fair value with changes in fair value recorded in profit or loss in the Condensed Consolidated statement of comprehensive income (loss). The aggregate fair value of the Notes was determined to be $27.2 million at June 30, 2021. The valuations of the Notes were each categorized as Level 3 in the fair value hierarchy. In estimating the fair value of these Notes, a probability-weighted methodology was utilized, whereby the Notes' expected returns under various Note-specific liquidity scenarios were analyzed and weighted to arrive at a probability-adjusted fair value at June 30, 2021. The significant unobservable input used at June 30, 2021 in the fair value measurement of Vedanta and Sonde's convertible notes constituted the estimated time to exit, which had a weighted-average of 0.13 years.

Fair Value Measurement and Classification

The fair value of financial instruments by category at June 30, 2021 and December 31, 2020:

	2021	
	Carrying Amount	Fair Value

	Carrying Amount		Fair Value			
	Financial Assets **$000s**	**Financial Liabilities** **$000s**	**Level 1** **$000s**	**Level 2** **$000s**	**Level 3** **$000s**	**Total** **$000s**
Financial assets:						
Money Markets[1]	**412,035**	**—**	**412,035**	**—**	**—**	**412,035**
Investments held at fair value[2]	**502,582**	**—**	**334,347**	**—**	**168,235**	**502,582**
Trade and other receivables[3]	**3,438**	**—**	**—**	**3,438**	**—**	**3,438**
Total financial assets	**918,055**	**—**	**746,382**	**3,438**	**168,235**	**918,055**
Financial liabilities:						
Subsidiary warrant liability	**—**	**9,233**	**—**	**—**	**9,233**	**9,233**
Subsidiary preferred shares	**—**	**131,511**	**—**	**—**	**131,511**	**131,511**
Subsidiary notes payable	**—**	**28,690**	**—**	**1,330**	**27,360**	**28,690**
Total financial liabilities	**—**	**169,434**	**—**	**1,330**	**168,104**	**169,434**

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.

2 Balance prior to share of associate loss allocated to long-term interest (please refer to Note 5).

3 Outstanding receivables are owed primarily by corporations and government agencies, virtually all of which are investment grade.

	2020					
	Carrying Amount		Fair Value			
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:						
Money Markets[1]	394,143	—	394,143	—	—	394,143
Investments held at fair value[2]	553,167	—	346,275	—	206,892	553,167
Loans and receivables:						
Trade and other receivables[3]	2,558	—	—	2,558	—	2,558
Total financial assets	949,867	—	740,417	2,558	206,892	949,867
Financial liabilities:						
Subsidiary warrant liability	—	8,206	—	—	8,206	8,206
Subsidiary preferred shares	—	118,972	—	—	118,972	118,972
Subsidiary notes payable	—	26,455	—	1,330	25,125	26,455
Total financial liabilities	—	153,633	—	1,330	152,303	153,633

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.

2 Balance prior to share of associate loss allocated to long-term interest (please refer to Note 5).

3 Outstanding receivables are owed primarily by corporations and government agencies, virtually all of which are investment grade.

14. Subsidiary Notes Payable

The subsidiary notes payable are comprised of loans and convertible notes. As of June 30, 2021 and December 31, 2020, the financial instruments for Knode and Appeering did not contain embedded derivatives and therefore these instruments continue to be held at amortized cost. The notes payable consist of the following:

As of June 30, 2021 and December 31, 2020	**2021** **$000s**	2020 $000s
Loans	**1,330**	1,330
Convertible notes	**27,360**	25,125
Total subsidiary notes payable	**28,690**	26,455

Loans

In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by Follica's assets, including Follica's intellectual property and bears interest at a rate of 12.0 percent. The outstanding loan balance totaled approximately $1.3 million and $1.3 million as of June 30, 2021 and December 31, 2020. The accrued interest on such loan balance is presented as Other current liabilities and totaled approximately $0.5 million and $0.5 million as of June 30, 2021 and December 31, 2020, respectively.

Convertible Notes

Certain of the Group's subsidiaries have issued convertible promissory notes ("Notes") to fund their operations.

On December 30, 2020, Vedanta issued a $25.0 million convertible promissory note to an investor. The note bears interest at an annual rate of 6.0 percent and matures on the first anniversary of the note. Prepayment of the note is not permitted and there is no conversion discount feature on the note. The note mandatorily converts in a Qualified Equity Financing and a Qualified Public Offering at the current financing or offering, all as defined in the note purchase agreement. In addition, the note allows for optional conversion immediately prior to a Non-Qualified public offering, Non-Qualified Equity financing, or a Corporate transaction. In the case of a Non-Qualified financing or a Corporate transaction, the note will convert to the preferred shares issued at the time of the last financing round at the price at such financing round. In the event of no conversion prior to a change in control transaction, the note is repaid at one and a half times the outstanding principal plus accrued interest.

On April 6, 2021 Sonde issued unsecured convertible promissory notes of $3.0 million to its existing shareholders, of which $1.4 million were issued to third party shareholders (and $1.6 million were issued to the Company and eliminated in consolidation). The notes bear interest at an annual rate of 6.0 percent and mature on the second anniversary of the issuance. The notes mandatorily convert in a Qualified Financing, as defined in the note purchase agreement, at a discount of 20.0 percent from the price per share in the Qualified Financing. In addition, the notes allow for optional conversion concurrently with the closing of a Non-Qualified Equity Financing to the Non-Qualified Equity Securities then issued and sold at a discount of 20.0 percent from the price per share in the Non Qualified Equity Financing. In the event of no conversion or repayment of the notes prior to a Change in Control, the notes shall become immediately due and payable prior to the closing of such Change in Control at three times the outstanding principal plus accrued interest.

For the Vedanta and Sonde convertible notes, since these Notes contain embedded derivatives, the Notes were assessed under IFRS 9 and the entire financial instruments were elected to be accounted for as FVTPL.

Convertible Notes outstanding were as follows:

	Vedanta $000s	Knode $000s	Appeering $000s	Sonde $000s	Total $000s
As of January 1, 2021	25,000	50	75	—	25,125
Gross principal	—	—	—	1,415	1,415
Accrued interest on convertible notes	750	—	—	20	770
Change in fair value	—	—	—	50	50
As of June 30, 2021	**25,750**	**50**	**75**	**1,485**	**27,360**

15. Long-term loan

In September 2020, Vedanta entered into a $15.0 million loan and security agreement with Oxford Finance LLC. The loan is secured by Vedanta's assets, including equipment, inventory and intellectual property. The loan bears a floating interest rate of 7.7 percent plus the greater of (i) 30 day U.S. Dollar LIBOR reported in the Wall Street Journal or (ii) 0.17 percent. The loan matures September 2025 and requires interest only payments for the initial 24 months. The loan also carries a final fee upon full repayment of 7.0 percent of the original principal or $1.1 million. For loan consideration, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030. The outstanding loan balance totaled approximately $15.0 million as of June 30, 2021.

The following table summarizes long-term loan activity for the six months ended June 30, 2021:

	Long-term loan **2021** **$000s**
Balance at January 1, 2021	**14,818**
Accrued interest	**752**
Interest paid	**(599)**
Other	**3**
Balance at June 30, 2021	**14,974**

The following table summarizes Vedanta's future principal payments for the long-term loan as of June 30, 2021:

Balance Type	2021	2022	2023	2024	2025	Total
Principal	—	1,491	4,721	5,112	3,676	15,000
Unamortized loan discount and issuance costs	—	—	—	—	—	(26)
Total	**—**	**1,491**	**4,721**	**5,112**	**3,676**	**14,974**

16. Non-Controlling Interest

The following table summarizes the changes in the equity classified non-controlling ownership interest in subsidiaries by reportable segment:

	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Total $000s
Balance at January 1, 2021 *	(8,567)	(8,216)	—	574	(16,209)
Share of comprehensive income (loss)	(96)	(2,075)	—	13	(2,158)
Acquisition of a subsidiary non controlling interest	8,668	—	—	—	8,668
Exercise of share-based awards	—	6	—	—	6
Equity settled share-based payments	(4)	3,079	—	—	3,075
Other	—	—	—	(6)	(6)
Balance at June 30, 2021	**—**	**(7,206)**	**—**	**581**	**(6,625)**

(*) Revised to reclassify Alivio into the Internal segment to comply with current period classification. See Note 4.

On June 11, 2021 PureTech acquired the remaining 17.1 percent of the minority non-controlling interests of Alivio (after exercise of all in the money stock options) increasing its ownership to 100.0 percent of Alivio. The consideration for such non controlling interests amounted to $1.2 million, to be paid in three equal installments, with the first installment of $0.4 million paid at the effective date of the transaction and two additional installments to be paid upon the occurrence of contingent events. The Group recorded a contingent consideration liability of $0.6 million at fair value for the two additional installments, resulting in a total acquisition cost of $1.0 million. The excess of the consideration paid over the book value of the non-controlling interest of approximately $9.6 million was recorded directly as a charge to shareholders' equity. The contingent consideration liability will be adjusted to fair value at the end of each reporting period until settlement with changes in fair value recorded in earnings.

The following tables summarize the financial information related to the Group's subsidiaries with material non-controlling interests, aggregated for interests in similar entities, and before and after intra group eliminations.

	2021		
For the period ended June 30	**Controlled Founded Entities $000s**	**Intra-group eliminations $000s**	**Total $000s**
Statement of Comprehensive Loss			
Total revenue	**2,673**	**—**	**2,673**
Income/(loss) for the year	**43,759**	**(224)**	**43,536**
Total comprehensive income/(loss) for the year	**43,759**	**(224)**	**43,536**
Statement of Financial Position			
Total assets	**43,994**	**(17)**	**43,977**
Total liabilities	**205,969**	**(7,521)**	**198,448**
Net assets/(liabilities)	**(161,975)**	**7,504**	**(154,471)**

As of June 30, 2021, Controlled Founded Entities with non-controlling interests primarily include Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc as of June 30, 2021 are 19.9 percent, 6.2 percent and 3.3 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

17. Trade and Other Payables

Information regarding Trade and other payables was as follows:

As of June 30, 2021 and December 31, 2020	2021 $000s	2020 $000s
Trade payables	12,024	8,871
Accrued expenses	5,879	9,090
Income tax payable	14,797	1,260
Liability settled share based awards	4,211	—
Other	2,939	2,606
Total trade and other payables	**39,850**	21,826

18. Leases

The activity related to the Group's right of use asset and lease liability for the six months ended June 30, 2021 is as follows:

	Right of use asset, net 2021 $000s
Balance at January 1,	20,098
Depreciation	(1,472)
Balance at June 30,	**18,626**

	Total lease liability 2021 $000s
Balance at January 1,	35,348
Cash paid for rent (principal + interest)	(2,532)
Interest expense	1,106
Balance at June 30,	**33,923**

The following details the short term and long-term portion of the lease liability as at June 30, 2021:

	Total lease liability 2021 $000s
Short-term Portion of Lease Liability	3,460
Long-term Portion of Lease Liability	30,463
Total Lease Liability	**33,923**

On June 26, 2019, PureTech executed a sublease agreement with Gelesis. The lease is for the approximately 9,446 rentable square feet located on the sixth floor of the Company's former offices at the 501 Boylston Street building. The sublessee obtained possession of the premises on June 1, 2019 and the rent period term began on June 1, 2019 and expires on August 31, 2025. The sublease was determined to be a finance lease. As of June 30, 2021 the balances related to the sublease were as follows:

	Total lease receivable $000s
Short-term Portion of Lease Receivable	398
Long-term Portion of Lease Receivable	1,497
Total Lease Receivable	**1,895**

On August 6, 2019, PureTech executed a sublease agreement with Dewpoint Therapeutics, Inc. ("Dewpoint"). The sublease is for approximately 11,852 rentable square feet located on the third floor of the 6 Tide Street building, where the Company's offices are currently located. Dewpoint obtained possession of the premises on September 1, 2019 with a rent period term that began on September 1, 2019 and expires on August 31, 2021. The sublease was determined to be an operating lease. Sublease income from operating lease recognised by the Company during the six months ended June 30, 2021 was $0.5 million.

19. Commitments and Contingencies

The Group is party to certain licensing agreements where the Company is licensing IP from third parties. In consideration for such licenses the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of June 30, 2021 these milestone events have not yet occurred and therefore the Company does not have a present obligation to make the related payments in respect of the licenses. Many of these milestone events are remote of occurring. As of June 30, 2021 payments in respect of developmental milestones that are dependent on events that are outside the control of the company but are reasonably possible to occur amounted to approximately $5.0 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets. See Note 10.

The Company is party to certain sponsored research arrangements as well as arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Company with research and/or manufacturing services. As of June 30, 2021 the noncancellable commitments in respect of such contracts amounted to approximately $5.8 million.

20. Related Parties Transactions

Related Party Subleases

During 2019, PureTech executed sublease agreements with a related party, Gelesis. Please refer to Note 18 for further details regarding the sublease.

Key Management Personnel Compensation

Key management includes executive directors and members of the executive management team of the Group. The key management personnel compensation of the Group was as follows for the six months ended June 30:

For the six months ended June 30	2021 $000s	2020 $000s
Short-term employee benefits	**1,313**	1,266
Share-based payments	**1,896**	2,222
Total	**3,209**	3,488

Short-term employee benefits include salaries, health care and other non-cash benefits. Share-based payments are generally subject to vesting terms over future periods.

For cash settlements of share based awards - see Note 6.

Convertible Notes Issued to Directors

Certain members of the Group have invested in convertible notes issued by the Group's subsidiaries. As of June 30, 2021 and December 31, 2020, the outstanding related party notes payable totaled $92 thousand and $89 thousand respectively, including principal and interest.

The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances, as described in Note 14.

Directors' and Senior Managers' Shareholdings and Share Incentive Awards

The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as at June 30, 2021:

	Business Name (Share Class)	Number of shares held as of June 30, 2021	Number of options held as of June 30, 2021	Ownership Interest[1]
Directors:				
Ms Daphne Zohar[2]	Gelesis (Common)	**59,443**	**1,339,114**	**5.10 %**
Dr Robert Langer	Entrega (Common)	**—**	**332,500**	**4.24 %**
Dr Raju Kucherlapati	Enlight (Class B Common)	**—**	**30,000**	**3.00 %**
	Gelesis (Common)	**—**	**20,000**	**0.10 %**
Dr John LaMattina[3]	Akili (Series A-2 Preferred)	**37,372**	**—**	**0.80 %**
	Akili (Series C Preferred)	**11,755**	**—**	**0.20 %**

	Gelesis (Common)[3]	51,070	—	0.20 %
	Gelesis (Common)[4]	3,579	83,050	0.30 %
	Gelesis (Series A-1 Preferred)[3]	49,523	—	0.20 %
	Vedanta Biosciences (Common)	—	25,000	0.22 %
Senior Managers:				
Dr Bharatt Chowrira	Karuna (Common)[4]	5,000	—	0.02 %
Dr Joseph Bolen	Vor (Common)	—	9,191	0.04 %

1 Ownership interests as of June 30, 2021 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.

2 Common shares and options held by Yishai Zohar, who is the husband of Ms. Zohar. Ms. Zohar does not have any direct interest in the share capital of Gelesis. Ms Zohar recuses herself from any and all material decisions with regard to Gelesis.

3 Dr John and Ms Mary LaMattina hold 50,540 shares of common shares and 49,523 shares of Series A-1 preferred shares in Gelesis. Individually, Dr LaMattina holds 530 shares of Gelesis and convertible notes issued by Appeering in the aggregate principal amount of $50,000.

4 Options to purchase the listed shares were granted in connection with the service on such founded entity's Board of Directors and any value realized therefrom shall be assigned to PureTech Health, LLC.

Directors and senior managers hold 22,128,685 ordinary shares and 7.7 percent voting rights of the Company as of June 30, 2021. This amount excludes options to purchase 3,750,000 ordinary shares. This amount also excludes 2,665,787 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2020 and 2019. Such shares will be issued to such senior managers in future periods provided that performance conditions are met and certain of the shares will be withheld for payment of customary withholding taxes.

21. Taxation

Tax benefit/(expense) is recognized based on management's best estimate of the weighted-average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

During the six months ended June 30, 2021 and 2020, the Group recorded a consolidated tax provision of $(17.4) million benefit and $50.8 million expense, respectively, which represented effective tax rates in continuing operations of 18.3 percent and 29.1 percent, respectively. The effective tax rate in the current period is primarily driven by the Company's earnings and losses in the U.S. federal and state jurisdiction in which it operates and is impacted by an increase in unrecorded deferred tax assets in respect of carry-forward losses in the Company's subsidiaries (as it is not probable that they will be realized). The change in the tax rate period over period results from a different increase in the 2021 interim period as compared to the 2020 interim period in the aforementioned unrecorded deferred tax assets.

22. Subsequent Events

The Company has evaluated subsequent events after June 30, 2021, the date of issuance of the Condensed Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Condensed Consolidated Financial Statements or notes thereto, except for the following:

On July 19, 2021, Gelesis and Capstar Special Purpose Acquisition Corp. announced that they had entered into a definitive business combination agreement. Upon completion of the transaction, the combined company's securities are expected to be traded on the New York Stock Exchange. The transaction is expected to close in the fourth quarter of 2021. As part of this transaction the Gelesis shares held by the Company will be exchanged for the combined company's securities and the Company's interest is expected to decrease from its current voting interest of 24.7 percent.

On July 21, 2021 Vedanta closed a Series D financing in which Vedanta issued 2,387,675 Preferred D shares for consideration of $68.0 million. From such consideration of $68.0 million, $25.0 million was received from Pfizer through conversion of its convertible note (see Note 14.) and $5.0 million was received from PureTech in exchange for 174,520 Preferred D shares.

On July 21, 2021 the Company granted executive management 2,052,236 performance and market based Restricted Stock Units with a performance period that ends on December 31, 2023. The RSUs vest based upon agreed upon market and performance conditions and as long as the recipients are in continuous service through vesting date. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs. In addition, the Company granted the directors of the Company a total of 67,140 restricted stock units that will vest on the day immediately preceding the Company's 2022 annual general meeting.

On July 23, 2021 Imbrium Therapeutics exercised its option, included in the collaboration and license agreement, to develop LYT-503 (formerly designated as ALV-107), a non-opioid therapeutic candidate being advanced for interstitial cystitis/bladder pain syndrome. The Company has received a $6.5 million payment for the option exercise and is eligible to receive additional development milestone payments for this program as well as royalties on product sales, if and when such milestones will be achieved and/or when sales will be generated. Directors’ responsibility statement The Board of Directors approved this Half-yearly Financial Report on August 23, 2021. The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8. Approved by the Board of Directors and signed on its behalf by: Daphne Zohar Chief Executive Officer August 23, 2021 INDEPENDENT REVIEW REPORT TO PURETECH HEALTH PLC Conclusion We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2021 which comprises the condensed consolidated statement of financial position, related condensed consolidated statements of comprehensive income/(loss), condensed consolidated statements of changes in equity, condensed consolidated statements of cash flows and the related explanatory notes. Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”). Scope of review We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Directors’ responsibilities The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA. As disclosed in note 1, the latest annual financial statements of the group were prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the next annual financial statements will be prepared in accordance with UK-adopted international accounting standards. The directors are responsible for preparing the condensed set of financial statements included in the half-yearly financial report in accordance with IAS 34 as adopted for use in the UK. Our responsibility Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached. Robert Seale for and on behalf of KPMG LLP Chartered Accountants 15 Canada Square London E14 5GL United Kingdom August 23, 2021